Subject to Completion, Dated May 14,1999

500,000 SHARES


[logo - HBD initials with an arrow symbol and the name of the company spelled out]

HealthandBeautyDirect.com, Inc.

COMMON STOCK

This is the initial public offering of shares of our Common Stock. Immediately prior to the closing of the sale of the minimum of [ ] shares in this offering, we will acquire all of the assets and liabilities of a direct response health and beauty products marketing business currently being operated as a partnership. The terms "HealthandBeautyDirect.com", "Company", "we" or "our" mean the corporation and its predecessor partnership. The offering is being made directly by our management and our Board of Directors determined the public offering price. See "Plan of
Distribution."   The shares have been approved for listing on the Chicago
Stock Exchange after completion of this offering.   The offering price may
not reflect the market price for the shares after this offering.  See "Risk
Factors: There Is Currently No Public Market For Our Shares and The Market Price Is Likely to Fluctuate."

All payments for shares will be deposited into an escrow account at NationsBank, until we have sold the minimum number of shares. If we have not sold the minimum number of shares by the termination date, all amounts paid will be promptly refunded in full, with interest, and without any deduction for expenses. The offering will end upon the earlier of: the sale of the maximum of 500,000 Shares, 12 months after the date of this Prospectus, or the earlier date on which we decide to close the offering. A minimum purchase of 50 shares is required. We reserve the right to reject any subscription in full or in part. See "Plan of Distribution."

This investment involves a high degree of risk. See "Risk Factors" on pages 4 - 12.


Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved These Securities; Or Determined If This Prospectus Is Truthful Or Complete. Any Representation To The Contrary Is A Criminal Offense.

						Underwriting
			Price to		Discounts and	Proceeds to
			Public		Commissions (1)	Company (2)

Per Share		$8.00 - $12.00	   None	  $8.00 - $12.00

Total Minimum (3)
([  ] shares) 	$[  ]			   None		$[  ]

Total Maximum (3)
(500,000 shares) 	$6,000,000		   None	   $6,000,000

(1)	The shares are being sold directly by the Company's Chief Executive
Officer who will be registered as a sales representative, where required. He will not receive any commissions. See "Plan of Distribution."
(2)	Before deducting estimated expenses of $185,000 payable by the
Company, including registration fees, legal and accounting fees, costs of printing, copying and postage and other offering costs.
(3)	Assuming the maximum price of $12.00 per share.


The date of this Prospectus is May 14, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction in which such offer or solicitation is unlawful.


TABLE OF CONTENTS
					    	Page
Prospectus Summary				3
Risk Factors					4
Use of Proceeds				13
Dividend Policy				13
Dilution					14
Management's Discussion & Analysis
of Financial Condition
and Results of Operations			14
Business					18
Management					32
Certain Transactions			34
Principal Shareholders			34
Description of Capital Stock		36
Shares Eligible for
Future Resale				       37
Plan of Distribution			38
Legal Matters					39
Experts					39
Additional Information			39
Index to Financial Statements		40

We will furnish our shareholders with annual reports containing audited financial statements after the end of each fiscal year. Our corporate offices are located at 2328 West Joppa Road, Suite 100, Lutherville, MD
21093.   Our telephone number is (410) 560-9000, our fax number is (410)
560-6999 and our web site is www.healthandbeautydirect.com. "Linda Seidel" and "Natural Cover" are registered trademarks of the Company.

Until August 11, 1999 (90 days after the date of this Prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This is a brief summary of the information and Financial Statements (and their Notes) in this Prospectus. We encourage you to read the entire prospectus before you decide whether and how much to invest in our shares.

The Company
We market and distribute health and beauty-related products and services directly to consumers through use of direct response advertising channels such as television, direct mail, the Internet and direct sales. We provide our clients with comprehensive direct response management services including development of marketing campaigns, media placement and product fulfillment. Currently, we market our own cosmetic products under the brand name Linda Seidel Natural Cover. Our business strategy for achieving our objectives is described in "Business: General Business Strategy."

Background
We are a Delaware Corporation formed to acquire all of the assets, liabilities and business of Transforming Cosmetics, a general partnership. The acquisition will be effective immediately prior to the closing of the sale of the minimum number of shares. See "Business: Organization of the Company."

Recent Financial Results and Current Position		Years Ended
							     December 31,
							1997		1998
Statements of Income Data:
Sales 					         $7,687,626	     $9,552,994
Cost of goods sold 			          5,631,565	      7,429,250
Gross profit 			  	          2,056,061	      2,123,744
Selling and administrative expenses	   1,718,133	      1,521,438
Operating Income 			            337,928	     	 602,306
Interest Expense and Other Income 	       8,159	     	  (6,503)
	Income before provision
for taxes on income 	                  329,769	         608,809
Unaudited Provision
for income taxes (1) 	                  115,419	         213,083
Pro forma net income 			    $214,350	   	  $395,726
Pro forma earnings per share 			$0.03	   	     $0.06
Pro forma weighted average
Common shares outstanding (2)		  7,000,000		 7,000,000

We have historically operated our business as a partnership and our income
was taxable only to the partners.   The unaudited provision for income taxes
represents taxes that may have been reported for the Company based on a combined 35% corporate federal and state income tax rate for these periods. The number of shares issued upon acquisition of the assets, liabilities and business of Transforming Cosmetics.

			  	     			December 31, 1998
						Actual	       As Adjusted (1)
								Minimum  Maximum
Balance Sheet Data:
Working capital			$   508,853	     $[  ] 	$6,323,853
Total assets	  		         2,883,370	      [  ]   8,698,370
Long-term debt,
less current portion			   0		 0         	0
Shareholders' equity		  1,695,969	       [  ]   7,510,969

(1)	As adjusted to reflect the sale of the Minimum and the Maximum and the application of the estimated net proceeds of this offering. See "Use of Proceeds."


HOW TO BECOME A SHAREHOLDER

You may become a shareholder by filling out the Share Order Form and returning it with your check for the amount of your investment (or credit card number and signature.) When your order has been accepted, you will receive a signed copy and an acknowledgment letter. Share certificates will be sent, beginning shortly after sale of the minimum number of shares.

RISK FACTORS

AN INVESTMENT IN OUR SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING SHARES.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS RELATE TO FUTURE EVENTS OR FUTURE FINANCIAL PERFORMANCE. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "COULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL," OR "CONTINUE" OR THE NEGATIVE OF SUCH TERMS AND OTHER COMPARABLE TERMINOLOGY. THESE STATEMENTS ARE ONLY PREDICTIONS. IN EVALUATING THESE STATEMENTS, YOU SHOULD SPECIFICALLY CONSIDER VARIOUS FACTORS, INCLUDING THE RISKS OUTLINED BELOW. THESE FACTORS MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD LOOKING STATEMENT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS STRATEGY
We have experienced substantial growth in revenues, number of employees and assets since beginning operations in April 1994. Our continued growth and profitability will depend, in part, upon our ability to implement our business strategy and successfully expand our channels of distribution. This strategy is principally dependent upon our ability to cost effectively acquire new customers through the use of various forms of direct response marketing, including our web site currently under development. Continued implementation of this strategy will depend in large part on:

*	the level of customer acceptance of our products and 	services;
*	our ability to create product and brand name awareness;
	the effectiveness and efficiency of our direct response
	advertising;
*	our ability to identify health and beauty-related companies and
	either acquire or form joint venture marketing relationships
	with these companies;
*	our ability to successfully identify and respond to emerging
	trends in the health and beauty-related industry;
*	developing internally, through joint venture or by acquisition,
	expansion of our direct response infrastructure which includes media buying, management information systems, telemarketing, fulfillment and creative production;
*	our ability to continue to expand in the face of increasing
	competition from other companies in the distribution of health and beauty-related products and services;
*	successful hiring, training and retaining skilled employees, and
*	general economic conditions and consumer confidence.

If we are unable to achieve our goals, our business, financial condition and results of operations may be materially and adversely affected. See "Business: General Business Strategy."

THERE IS CURRENTLY NO PUBLIC MARKET FOR OUR SHARES AND THE MARKET PRICE IS LIKELY TO FLUCTUATE
Prior to this offering there has been no public market for our shares. Our Board of Directors determined the public offering price for our shares. See "Plan of Distribution." Our shares have been approved for listing on the Chicago Stock Exchange after completion of this offering. Upon completion of our offering, there may be limited trading and the market price of our shares is likely to be highly volatile. The volatility may result from factors including:

*	fluctuations in our operating results;
*	changes in stock market analysts' recommendations regarding our
	business, similar companies in our industry or general market and economic conditions;
*	changes in market valuations of Internet, online service or
	direct marketing companies;
*	announcements of technological innovations or new services by
	us or our competitors;
*	announcements of significant contracts, acquisitions, strategic
	partnerships, joint ventures or capital commitments; and
*	additions or departures of our key personnel.

The market prices for stocks following an initial public offering, frequently reach levels that bear no relationship to their operating performance. Such market prices generally are not sustainable and are subject to wide variations. If our shares trade to such levels following this offering, it is likely they will later experience a material decline in share price.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources. See: "Business: Legal Proceedings."

OUR WEB SITE OPERATIONS ARE CURRENTLY BEING DEVELOPED
The success of our planned expansion will be dependent upon many factors, including our ability to successfully develop and expand our web site operations to increase sales and reduce costs. Some of the challenges are to:

*	complete development and testing of our web site within the next
	six months;
*	cost effectively drive traffic to our web site;
*	develop an interesting and easy to navigate web site;
*	implement and execute our Internet business and marketing
	strategy successfully;
*	attract and retain leading product manufacturers and service
	providers as participants in our web site;
*	develop strategic alliances with respect to product development,
	marketing and distribution;
*	continue to expand our product and service offerings;
*	maintain and enhance recognition of our web site brand name;
*	provide consumers with valuable information so that they continue
	to frequent our web site;
*	manage the interaction among our various direct response
	channels of distribution;
*	continue to develop and upgrade our technology and information-
	processing systems;
*	continue to enhance our services to meet the needs of a
	changing marketplace; and
*	provide superior customer service.

We are unable to assure you that we will be successful in meeting any of these challenges. See "Business: Expanding Our Direct Response Channels of
Distribution: Internet Sales."

WE ARE LIKELY TO EXPERIENCE LOSSES AS WE DEVELOP AND EXPAND THE WEB SITE DIRECT RESPONSE COMPONENT OF OUR BUSINESS MODEL
Although we have profitably managed the growth of our direct response marketing business during the last two years, we are likely to experience losses as we aggressively develop and expand our web site and build the HealthandBeauty Direct.com brand name. These losses, if incurred, could be attributable to investing in the following areas which may not generate sufficient direct response revenues:

*	hiring additional personnel to support the development,
	maintenance and expansion of our web site;
*	advertising and promotional efforts to drive traffic 	to our web
	site;
*	finding new health and beauty-related products and services to
	offer on our web site;
*	developing marketing materials to sell our new health and
	beauty-related products and services;
*	purchasing computers, telecommunications and other infrastructure
	equipment to support our web site; and
*	expanding our general office and administrative overhead.

Reporting such losses could result in a material reduction in our stock price to levels below the initial offering price of our shares. In addition, these losses could require us to raise additional capital to execute our business strategy. Our ability to raise additional capital in the future may be negatively affected by such losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operation:
Liquidity and Capital Resources."

RISKS ASSOCIATED WITH DEVELOPMENT OF OUR WEB SITE BRAND
We believe that broader recognition and a favorable consumer perception of the HealthandBeautyDirect.com brand are essential to our future success. Accordingly, we will pursue an aggressive brand-enhancement strategy, which will include mass market and multimedia advertising, promotional programs and public relations activities. Successful positioning of our brand will largely depend on:

*	the success of our advertising and promotional efforts;
*	a substantial number of e-commerce transactions conducted on our
	web site;
*	provision of high quality customer service and technical
	support; and
*	multiple visits to our web site by loyal customers.

To increase awareness of the HealthandBeautyDirect.com brand and expand it to a wide range of products and services, we will need to spend significant amounts on advertising and promotions. These expenditures may not result in a sufficient increase in revenues to cover such advertising and promotions expenses. In addition, even if brand recognition increases, the number of new users or the number of transactions on our web site may not reach significant numbers to justify our advertising and promotional expenditures. See "Business: Capitalizing on Our Direct Response Marketing Expertise to Grow Sales."

OUR WEB SITE CONCEPT WILL EXPERIENCE INTENSE COMPETITION
The number of web sites competing for the attention and spending of consumers and advertisers has increased and we expect it to continue to increase. We will compete for consumers and advertisers with the following types of companies:

*	online services or web sites that target consumers in search of
	health and beauty-related products or services, such as
	women.com, drugstore.com, iVillage.com, planetrx.com,
	cosmeticscounter.com and many others;
*	web retrieval and other web "portal" companies, such as AOL,
	Inc., Excite, Inc., Infoseek Corporation, Lycos, Inc.,Yahoo! Inc. and many others; and
*	publishers and distributors of traditional media, such as
	television, radio and print.

Increased competition could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our services, as well as our sales and marketing channels. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

*	larger technical staffs;
*	greater name recognition;
*	larger customer bases; and
*	substantially greater financial, marketing, technical and other
	resources.

Any pricing pressures, reduced margins or loss of market share resulting from increased competitionor our failure to compete effectively, could seriously damage our business and have a material adverse effect on our financial condition and operating results. See "Business: Competitive Industry Overview."

OUR FUTURE EXPANSION WILL BE INFLUENCED BY CONTINUED GROWTH OF ONLINE COMMERCE AND INTERNET INFRASTRUCTURE
The market for the purchase of products and services over the Internet is a new and emerging market. Our future revenues and profits are dependent upon the widespread acceptance and use of the Internet and online services as a medium for commerce by consumers and sellers. Rapid growth in the use of and interest in the Internet and online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty, and there are few proven products and services. For us to expand, consumers who have historically used traditional means of commerce will instead need to elect to purchase health and beauty-related products and services online, and sellers of these products and services will need to adopt or expand use of the Internet as a channel of distribution.

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable infrastructure with the necessary speed, data capacity and security.

The Internet has experienced a variety of outages and delays as a result of damage to portions of its infrastructure and could face such outages and delays in the future. See "Risk Factors: Year 2000 Compliance." Outages and delays are likely to affect the level of Internet usage and the processing of transactions on our web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity or due to increased government regulation. The adoption of new standards or government regulation may, however, require us to incur substantial compliance costs. See "Business:
Expanding Our Direct Response Channel of Distribution: Internet Sales."

OUR WEB SITE IS EXPOSED TO BUSINESS INTERRUPTION RISKS
Our web site will have to accommodate a high volume of traffic and deliver frequently updated information. Our web site may experience slower response times or decreased traffic for a variety of reasons. In addition, our users will depend on Internet service providers, online service providers and other web site operators for access to our web site. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could adversely affect our business. If our systems fail to perform or we cannot expand our systems to cope with increased demand, we could experience:

*	unanticipated disruptions in service;
*	slower response times;
*	decreased customer service and customer satisfaction; or
*	delays in the introduction of new products and services;

any of which could impair our reputation and damage our web site brand name. Any of these developments could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT ACQUIRE OUR DOMAIN NAMES INTERNATIONALLY
We currently hold the Internet domain name "healthandbeautydirect.com," and a number of other related names. Internet regulatory bodies generally regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "healthandbeautydirect.com" domain name in all of the countries in which we may desire to conduct business. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. See "Business: Intellectual Property Protection."

OUR SERVICE CENTER AND DIRECT SALES OPERATIONS HAVE ONLY A LIMITED HISTORY Our planned expansion will be dependent upon many factors, including our ability to successfully implement our service centers and direct sales network to increase sales and reduce costs. Expansion depends upon effectively executing a plan to open service centers and develop a direct sales network in new geographic markets. Some of the challenges are to:

*	recruit, hire, train, manage and retain health and beauty
	professionals;
*	manage the interaction among our multiple channels of
	distribution;
*	negotiate acceptable lease and operational terms;
	generate additional direct marketing inquiries; and
*	refer selected direct marketing inquiries to our service centers
	and direct sales network.

See "Business: Expanding Our Direct Response Channels of Distribution:
Service Centers and Alternative Channels of Distribution."

WE HAVE ONLY BEGUN TO ASSEMBLE OUR INTERNATIONAL DIRECT RESPONSE DISTRIBUTION NETWORK
Our long-term business plan incorporates international expansion of our direct to consumer marketing strategy. There are many significant obstacles, both known and unknown, to successfully expanding our business internationally. To date, we have generated limited revenues through product sales in Canada, Taiwan and Australia. To compete effectively through direct response consumer marketing in other foreign markets we will need to:

*	identify and establish marketing partnerships or joint venture
	relationships with international web site development and marketing companies in multiple foreign markets;
*	identify and establish vendor relationships to perform
	direct marketing services such as telemarketing,
	fulfillment, credit card processing and customer service in
	multiple foreign 	markets;
*	develop and produce marketing materials in various foreign
	languages;
*	determine how to effectively transact e-commerce in foreign
	markets with use of multiple currencies;
*	protect our intellectual property rights in other
	countries;
	determine what international trade or government
	regulations apply to sales of our products in foreign
	countries; 	and
*	successfully extend the HealthandBeautyDirect.com brand name in
	other countries.

These factors and others will influence the success of our international marketing efforts. Over the next few years we will commit financial and management resources to our international strategy. If we are unable to achieve our objectives, our business, financial condition and results of operations may be materially and adversely effected. See: "Business:
Expanding Our Direct Response Channels of Distribution: International Direct Response Distribution Network."

WE MAY BE UNABLE TO MANAGE OUR GROWTH
Our aggressive growth strategy has placed, and will continue to place, a significant strain on our management, creative production, information systems and other resources. To manage growth effectively, we must:

*	maintain a high level of product quality and efficiency;
*	continue to enhance our operational, financial, management
	information, inventory and fulfillment systems; and
*	expand, train and manage our employees.

Our failure to effectively manage this expansion in any one or more of these areas could have a material adverse effect on our business, financial condition and operating results. See "Business: Operations and Distribution."

OUR FUTURE GROWTH DEPENDS ON THE EFFECTIVENESS OF ADVERTISING EXPENDITURES Our direct response advertising expenditures accounted for approximately 65% and 52% of revenues in 1998 and 1997, respectively. We expect these expenditures to continue to represent a significant percentage of revenues for the foreseeable future. Our future growth and profitability will be dependent in part on the efficiency of our advertising expenditures, our ability to develop effective marketing messages and our ability to maintain acceptable costs per inquiry, costs per order and operating margins. Historically, our advertising expenditures have generated revenue benefits beyond the actual duration of the advertisements. The Company may not experience similar benefits from advertising expenditures in the future.
See "Business: Capitalizing on Direct Response Marketing Techniques."

OUR LINDA SEIDEL COSMETIC LINE WILL CONTINUE TO HAVE SIGNIFICANT COMPETITION We own the rights to the Linda Seidel Natural Cover line of cosmetics, which competes in the industry segment known as "corrective makeup." This product line competes in an industry that is fragmented and highly competitive. Participants in this industry compete primarily on price, quality, brand name recognition, image, product availability and product performance. One competitor, Derma Blend, is much larger and distributes its products through various well-known retailers. There are several other companies in this segment that compete directly with the Linda Seidel brand. In addition, major cosmetic companies all provide a "concealer" line of products for minor skin imperfections. Any of them, or some other business, could quickly become a direct competitor. Increased competition may result in price reductions, reduced margins or loss of market share which may have a material adverse effect on our business, financial condition and operating results. See "Business: Competitive Overview" and "Linda Seidel Cosmetics Brand."

WE HEAVILY RELY ON OUR PRINCIPAL PRODUCT AND ITS DEVELOPER
A significant portion of our revenues and net income to date has been from distribution of the Natural Cover cosmetic products. Our revenues and net income in the short term will continue to be closely tied to the success of this product line. The marketing strategy for the Linda Seidel Natural Cover product line is to emphasize the performance qualities of its foundation system and to maintain and enhance Linda Seidel's public image as a credible and authoritative source on the use of cosmetics. The loss of the services of Ms. Seidel, or a decline in her public image, would have a material adverse effect on the Company. See "Business: Linda Seidel Cosmetics Brand" and "Management."

OUR REVENUES ARE DEPENDENT ON A LIMITED NUMBER OF PRODUCTS AND SERVICES
Our revenues have been dependent upon the marketing of a limited number of products and services. Although we have continued to expand our revenues by providing various direct marketing services to third party clients, there is no assurance that we will be able to continue to successfully do so in the future. We do not maintain long-term contracts with our clients. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of clients. In addition, we anticipate that such clients will continue to vary over time, so that the achievement of our long-term goals will require us to obtain additional clients on an ongoing basis. The loss of one or more clients or our inability to enter into new client relationships during a particular period could have a material adverse effect on our business, financial condition and results of operations. See "Business: Developing Marketing Relationships with Health and Beauty-Related Companies."

WE NEED TO DEVELOP NEW PRODUCTS AND ENHANCEMENTS
Our growth and success will depend, in a significant part, upon our ability to enhance existing products and services, to develop new products and services and to assist new clients in marketing their products and services. Each of our product and service offerings must be responsive to customer needs to successfully achieve market acceptance. We will incur substantial expense and use significant resources as we expand the type and range of the products and services that we offer. However, we may not be able to attract sellers to provide such products and services or consumers to purchase such products and services through our channels of direct response distribution. In addition, if we launch new products or services that are not favorably received by consumers, our reputation and the value of our brand name, HealthandBeautyDirect.com, could be damaged and have a material adverse effect on our business, financial condition and results of operations. See "Business: Growing Our Loyal Customer Database: Market Unique, Quality Products."

WE OFFER A LIBERAL PRODUCT RETURN POLICY AND RELY ON CREDIT CARD PROCESSING Part of our marketing and advertising strategy focuses on providing liberal merchandise return policies of up to sixty days during which customers may return products and obtain an unconditional full refund of the purchase price less shipping and handling. Credit card processing companies provide customers with up to six months to request and receive a credit card charge back for their purchases. As we expand our revenues through new channels of distribution and new product introductions, our return rates could increase. Our current reserves for returns and credit card charge backs could become inadequate to cover these claims. In order to continue accepting electronic payment by credit card, we must maintain a merchant account with a bank or finance company. Maintaining a merchant account is dependent upon our credit rating and percentage of customer credit card charge backs. The loss of our merchant account, and the inability to secure another merchant account, would have a material adverse effect on our business and financial condition. See "Business: Employ Cost Effective Operating Infrastructure:
Management Information Systems."

THE TIMING OF OUR EXPENDITURES MAY NOT MATCH WITH OR RESULT IN SUFFICIENT GENERATION OF DIRECT MARKETING REVENUES
Our business involves a number of risks inherent in the operation of a direct marketing business. The production of marketing materials and media purchases for the Internet and television involve significant advance expenditures. These expenditures cannot be adjusted based upon actual performance. In addition, direct marketing operations involve significant expenditures for the purchase of merchandise and the expenses associated with our order processing, fulfillment and management information systems. If our direct marketing campaigns are unsuccessful, we may not be able to recoup these advance expenditures, which could have a material adverse effect on our business, financial condition and results of operations. See "Business: Capitalize on Direct Response Marketing Techniques."

WE ARE DEPENDENT ON MANUFACTURERS, VENDORS AND SUPPLIERS
We use various domestic and foreign suppliers to manufacture our products and provide us with packaging components. In addition, our operations rely on a number of different outside service providers, such as telemarketing companies, credit card processing firms, marketing professionals, fulfillment houses and delivery companies. We have no long-term contractual assurances of continued supply, pricing or access to components with these manufacturers, vendors or suppliers necessary for the operation of our business. The existing relationships are based on short-term service contracts that may be terminated by either party with little or no notice. In addition, we must compete with other companies for the services provided by these vendors. Certain components used in our products are available from a limited number of sources. If alternative suppliers were needed in the future, or if sufficient supplies could not be obtained from the existing sources, there could be delays in shipments or cost increases. In light of our emphasis on exceptional customer service, the efficient and uninterrupted operation of our order processing and fulfillment functions
are critical to our business.   Moreover, the successful operation of our
direct marketing business is dependent upon the timely and efficient preparation of marketing materials and media purchases. Any interruption in services from outside service providers, including delays or disruptions resulting from labor disputes (such as the 1997 UPS strike), power outages, human error, adverse weather conditions or natural disasters, could have a material adverse effect on our business, operating results and financial condition. See "Business: Employ Cost Effective Operating Infrastructure."

WE MAY BE UNABLE TO CONTROL EXTERNAL COSTS
Our business is affected by a number of external costs that are beyond our control which have increased significantly and unexpectedly. Examples of such costs include direct response media prices, telemarketing fees, commercial production rates and postage charges. These costs have steadily increased since our inception and we expect them to continue to increase in the future. See "Business: Employ Cost Effective Operating Infrastructure:
Product Fulfillment."

WE ARE DEPENDENT ON MANAGEMENT INFORMATION SYSTEMS
Our business is largely dependent upon management information systems that assist in processing orders, electronically charging customer credit cards, analyzing direct response media results, shipping merchandise on a timely basis, responding to customer service inquiries and analyzing data on the operation of the business. Effective operation of both the existing management information systems as well as newly developed systems to manage our growth will be critical to our success. If we experience difficulties in implementing or operating our management information systems, this could have a material adverse effect on our business, operating results and financial condition. See "Business: Employ Cost Effective Operating
Infrastructure: Management Information Systems."

ADDITIONAL SALES AND OTHER TAXES MAY BE IMPOSED AND REQUIRED TO BE COLLECTED We collect sales and use taxes on transactions with residents of Maryland only. In the future, we may have to collect taxes on sales to residents of other states. In addition, one or more states or localities may seek to impose sales and use tax collection obligations on out-of-state companies that engage in electronic commerce (after the current three-year Congressional moratorium). If we were required to collect additional sales or use taxes, it would become more expensive to purchase our products and would increase our administrative costs. See "Business: Regulatory Matters." WE MAY HAVE FLUCTUATIONS IN OUR QUARTERLY RESULTS
Variations in the costs of direct response media, the dollar amount of direct response media purchases and the dollar amount of direct response media sales to third parties throughout the year can result in significant increases or decreases in our revenues and profits from quarter to quarter. In addition, other quarterly influences may develop which could impact our quarterly results. Some of these influences are: (i) increases in return rates; (ii) the timing of expenses; (iii) our ability to attract and retain users at our web site; (iv) our ability to upgrade and develop our operating infrastructure; (v) increases in competition; (vi) disruptions in manufacturing and other third party suppliers; (vii) Internet system
downtime and (viii) general economic conditions.   Any of these influences
could have a material adverse effect on our business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION MAY ADVERSELY AFFECT OUR BUSINESS
Our products, and our marketing and advertising practices, are subject to regulation by various federal, state and local regulatory authorities, including the Federal Trade Commission, Federal Communications Commission and the U.S. Food and Drug Administration. We are also subject to other federal, state and local regulatory requirements, including federal, state and local environmental regulation and regulations issued by the U.S. Occupational Safety and Health Administration. As we begin to market a broader variety of products and services, we may become subject to regulation by agencies other than those listed above. An alleged violation of any of these regulations could have a serious adverse financial effect on us and cause a major change or discontinuance of our business. See "Business: Regulatory Matters."

WE ARE EXPOSED TO PRODUCT LIABILITY RISKS
Our business exposes us to potential product liability risks that are inherent in the marketing and sale of health and beauty-related products. We maintain general liability and business interruption insurance. However, the loss of insurance coverage, or claims in excess of the insurance coverage, could have a material adverse effect on our business, operating
results and financial condition.   See "Legal Proceedings."

OUR GROWTH WILL DEPEND ON EXISTING AND ADDITIONAL KEY MANAGEMENT PERSONNEL Our success will be dependent on the experience and abilities of the existing shareholders of the General Partner of Venture Media Limited Partnership, the majority shareholder of HealthandBeautyDirect.com. The loss of these services could have a material adverse effect on our future growth. Brian M. Fraidin is a shareholder in the General Partner of Venture Media Limited Partnership and is the Chief Executive Officer of HealthandBeautyDirect.com. In such capacity he is responsible for overseeing all the day-to-day operating decisions for the business. Other shareholders of the General Partner of Venture Media Limited Partnership participate in the strategic, financial and legal decision-making. They are not employees of HealthandBeautyDirect.com and each of them is actively involved with various other business investments. The services of Mr. Fraidin and the other shareholders of the General Partner of Venture Media Limited Partnership are provided to HealthandBeautyDirect.com through a management services agreement between the Company and Venture Media Limited Partnership. We currently maintain a key man life insurance policy on Mr. Fraidin in the amount of $2,500,000. There can be no assurance that we will be able to maintain such key man life insurance in the future.

In addition to the General Partner of Venture Media Limited Partnership, our performance is substantially dependent on:

*	the continued employment and performance of our current
	operating management team;
*	our ability to retain and motivate our key employees; and
*	our ability to identify, hire, train, retain and motivate
	additional highly skilled technical, managerial and marketing personnel.

Competition for personnel in our industry is intense. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, the financial condition and operating results of our business could suffer significantly. See "Management" and "Certain Transactions."

A SIGNIFICANT PERCENTAGE OF OUR SHARES IS CONTROLLED BY ONE SHAREHOLDER Upon completion of this offering, Venture Media Limited Partnership will continue to own or control in excess of 50% of the Common Stock of HealthandBeautyDirect.com. Venture Media Limited Partnership will be in a position to elect our Board of Directors and officers, control the operations of the business and determine the outcome of matters submitted for shareholder approval, including mergers, consolidations, the sale of assets or a change in control of HealthandBeautyDirect.com. See "Principal Shareholders" and "Description of Common Stock."

THE FOUNDERS WILL RECEIVE SUBSTANTIAL BENEFITS FROM THIS OFFERING
Our founders will receive substantial benefits from this offering, including a possible public trading market for their shares, as well as an immediate increase in the book value of their shares. They will receive their respective equity interests at costs substantially below the offering price. Upon completion of this offering we will seek to restructure our lines of credit with NationsBank which may result in the release of personal guarantees of the founders. See "Shares Eligible for Future Sale" and "Certain Transactions."

OUR NEW INVESTORS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding Common Stock immediately after the Offering. Accordingly, assuming the maximum number of shares are sold, if you purchase shares in the Offering, you will immediately incur dilution of $10.97 or 91.4% in the pro forma net tangible book value per share from the price you pay for the shares. See "Dilution."

THE ISSUANCE OF PREFERRED STOCK COULD BE ADVERSE TO COMMON SHAREHOLDERS
Our Board of Directors, without further vote or action by the shareholders, is authorized to issue shares of Preferred Stock in one or more series. They are also authorized to fix the terms and provisions of each series including dividend rights, preferences over dividends on our Common Stock, conversion rights, voting rights, (which may be senior to the voting rights of the Common Stock), redemption rights, terms of any sinking fund and rights upon liquidation, including preferences over our Common Stock. These provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock. Although they have no present intention to issue any shares of authorized preferred stock, it could be done in the future. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, the Company's founders will own 7,000,000 shares of Common Stock, which will represent []%, at the minimum, and 93%, at the maximum, of the then issued and outstanding shares of Common Stock. Those shares would be eligible for resale after completion of this offering, in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Any sales would be subject to the Company's meeting the Rule's information requirements and sales being within volume limitations. Sales could also be made through a future registration of the shares under the Securities Act. Sales of significant amounts of Common Stock by current shareholders in the public market after this Offering could adversely affect the market price of the Common Stock. All of the current shareholders have entered into "lock-in agreements," which limit any sales of Common Stock up to 175,000 shares in each calendar quarter for a two-year period after the closing of this Offering. See "Shares Eligible for Future Sale" and "Principal Shareholders."

THE OFFERING PRICE WAS DETERMINED BY OUR BOARD OF DIRECTORS
Our Board of Directors determined the public offering price for our shares of Common Stock. The factors considered in determining the public offering price include our revenue growth since organization, the industry in which we operate, our business potential and earning prospects and the general condition of the securities markets at the time of this Offering. The price at which our shares may trade at any time after this Offering could vary considerably from the offering price. See "Plan of Distribution:
Determination of Offering Price."

WE DO NOT INTEND TO PAY DIVIDENDS
Although we have paid distributions in the past as a partnership, the Board of Directors presently intends to retain all earnings for the expansion of our business. Therefore, we do not anticipate paying cash dividends in the
foreseeable future.   See "Dividend Policy."

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS
Our Certificate of Incorporation and Bylaws substantially limit the personal liability of our officers and directors. They also require indemnification and advance payment of expenses incurred in defending any claim. These provisions could make it more difficult for shareholders to recover any losses on their investment from claims against our officers or directors. See "Management: Limitation and Indemnification of Liability of Officers and Directors."

YEAR 2000 COMPLIANCE
The Year 2000 issue is the result of computer programs written using year identifiers, consisting of two digits, rather than four. Use of two digits to identify years may cause certain systems to recognize a date using "00" as the year 1900, rather than the year 2000. The year 2000 issue could result in system failures or miscalculations causing disruption to the
operation of many businesses.   We have not verified that the companies
doing business with us are year 2000 compliant. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem. Significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problem involving the Company, our current or any future strategic marketing partners, our vendors or our users could have a material adverse effect on our business, financial condition and results of operations. We also cannot guarantee that consumers will be able to visit our web site without serious disruptions arising from the Year 2000 problem. Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Moreover, the costs related to Year 2000 compliance could be significant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations: Year 2000 Compliance."

INTELLECTUAL PROPERTY PROTECTION
We hold United States trademark registrations for the "Linda Seidel" and the "Natural Cover" names. However, this will not prevent others from developing products that are similar to or competitive with our products.
In addition, the laws of certain foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States. Although we are unaware of any basis for an intellectual property infringement or invalidity claim against us, competitors or others, could assert claims against us and the claims could be upheld in court. Intellectual property litigation could result in substantial cost to and diversion of efforts by our management team. Such litigation may be necessary to enforce our rights, to protect trade secrets, to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. See "Business: Intellectual Property Protection."

WARNING REGARDING OUR USE OF FORWARD-LOOKING STATEMENTS
The statements contained in this Prospectus that are not purely historical are forward-looking statements, including statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. Statements which use the words "expects," "will," "may," "anticipates," "believes," "intends" and "seeks" are also forward-looking statements.
These forward-looking statements, including statements regarding our efforts to increase our channels of distribution and develop new products, represent our predictions based on information currently available to us. We assume no obligation to update any of these statements. It is important to note that our actual results could differ materially from those in such forward-looking statements. Among the factors that could cause our actual results to differ materially are the factors set forth under the heading "Risk Factors." In particular, our success will be dependent upon such factors as:

*	efficiently developing, testing and expanding our web site;
*	the cost of generating traffic at our web site;
*	the effectiveness and efficiency of our direct response
	advertising;
*	the effective implementation of our business strategy;
*	the level of customer acceptance of our products and 	services;
*	our ability to create product and brand name awareness;
*	our ability to manage planned expansion;
*	our ability to attract new products and services to our website;
*	our ability to successfully identify and respond to emerging trends
	in the health & beauty-related 	industry;
*	the level of competition in that industry; and
*	general economic conditions and consumer confidence.

HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING

We estimate that the net proceeds to the Company will be $[] from the sale of the minimum number of shares and $5,815,000 from sale of the maximum number of shares, after deducting estimated offering expenses payable by the Company. We currently intend to use the estimated net proceeds from this offering approximately as follows:

			      	Approximate Amount and Percentage
Category Description		Minimum 		     Maximum
Direct Response Marketing(1)	$[ ]   00.0%	$1,600,000  27.5%
Web Site Development 	(2)	$[ ]   00.0%	$1,200,000  20.6%
Service Centers
& Direct Sales(3)			$[ ]   00.0%	$   800,000 13.8%
Product Line Expansion	(4)	$[ ]   00.0%	$   750,000 12.9%
Management Personnel	(5)	$[ ]   00.0%   $ 600,000 10.3%
Capital Equipment	(6)		$[ ]   00.0%	$   450,000  7.7%
Inventory	(7)			$[ ]   00.0%	$   415,000  7.1%

Total Use of Net Proceeds		$[ ]   00.0%	$5,815,000 100.0%

(1) 	Production and advertising costs related to web site,
	television and print campaigns.
(2)	Web site development, expansion and marketing.
(3)	Service Centers and Direct Sales Network expansion.
(4)	Identifying and acquiring health and beauty-related
	products and services.
(5) 	Additional management personnel associated with expansion.
(6) 	Purchases of telecommunications, computer and design 	equipment
	systems.
(7) 	Financing inventory growth for product line expansion.

From time to time, we expect to evaluate possible acquisitions of or investments in businesses, products and technologies that are complementary to those of the Company, for which a portion of the net proceeds of this Offering may be used. We are routinely contacted by product developers, and in such capacity evaluate new product proposals, and we make new business presentations as part of ordinary course of business. We presently have no commitments or understandings for any such acquisitions or investments, and are not presently engaged in any serious negotiations. No portion of the net proceeds has been allocated for any specific acquisition or investment.

Based on currently proposed plans and assumptions relating to our operations, we believe that the proceeds of this Offering, together with projected cash flow from operations and available cash resources, including our NationsBank line of credit, will be sufficient to satisfy our cash requirements for at least 12 months following this Offering. If our plans change (due to changes in market conditions, competitive factors or new or different business opportunities), our assumptions change or prove to be inaccurate or if cash resources prove to be insufficient to implement our proposed expansion strategy (due to unanticipated expenses, operating difficulties or otherwise), we may reallocate a portion of the proceeds within these categories, use proceeds for other purposes, curtail our expansion activities or seek additional financing (which may not be available on commercially reasonable terms, or at all.)

We will invest proceeds not immediately required for the purposes described above principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

DIVIDEND POLICY

We do not expect to pay any cash dividends on the Common Stock in the foreseeable future. The Board of Directors currently plans to retain earnings for the development and expansion of our business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on a number of factors including future earnings, capital requirements and financial condition.

Through December 31, 1998, the Company was treated for federal and state income tax purposes as a general partnership under the Internal Revenue Code. As a result, our earnings were subject to taxation at the partner rather than the corporate level for federal and state income tax purposes.

DILUTION

The following table summarizes, on a pro forma basis as of December 31,
1998, the differences between founding shareholders and new shareholders with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid (assuming maximum public offering price):
			SHARES PURCHASED 	TOTAL CONSIDERATION AVERAGE
									PRICE
			NUMBER   PERCENT 	AMOUNT     PERCENT	PER
									SHARE
Minimum Sold:
Founding
Shareholders    $0,000,000  00.0% 	$1,695,969 	00.0% 	$0.00
New
Shareholders    $0,000,000  00.0%		$0,000,000 	00.0%	$12.00
Total
Shareholders    $0,000,000 100.0% 	$0,000,000	100.0%

Maximum Sold:
Founding
Shareholders    $7,000,000  93.3%   	$1,695,969 	22.0% 	$0.24
New
Shareholders   $   500,000   6.7%		$6,000,000 	78.0% $12.00
Total
Shareholders    $7,500,000 100.0% 	$7,695,969	100.0%


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the Company's Financial Statements and their Notes included in this Prospectus. This discussion contains certain forward-looking statements that involve known and unknown risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors", especially the paragraph headed: "Warning Regarding Our Use of Forward-Looking Statements."

OVERVIEW
The Company provides direct marketing services for specialty health and beauty-related products. Since our inception, we have focused our efforts on developing a direct response operating infrastructure and marketing capabilities. These capabilities have enabled us to market our principal products under the Linda Seidel Natural Cover brand name as well as offer similar direct response marketing services to third party clients. In addition, we have begun to expand our multiple direct response channels of distribution. We have experienced growth in net sales (gross sales less product returns) from $7.69 million in 1997 to $9.55 million in 1998, an increase of 24%.

We have invested significant resources in terms of capital and senior management time in developing our direct response infrastructure including upgrading our proprietary management information systems to support our customer service and fulfillment departments, enhanced telecommunications equipment, media buying capabilities and streamlining operating facilities to handle growth in net sales. This integrated operating infrastructure enables us to significantly influence the execution of our marketing strategy, advertising expenditures and fulfillment of customer purchases, while maintaining valuable direct customer relationships.

Our net sales are generated through use of direct response advertising techniques to market our products or the products of our clients. As we have expanded our product lines and client base, we believe we have been able to leverage our operating infrastructure and marketing capabilities. We are executing a phased expansion of our channels of distribution, including television, the Internet, direct mail, professional medical offices, international markets, specialty service centers and independent distributors.

Prior to 1997, the Linda Seidel Natural Cover product line accounted for 100% of our net sales. Recently, we have expanded by providing direct response marketing services to third party clients, and these new clients have represented an increased percentage of our net sales. The Linda Seidel Natural Cover product line accounted for approximately 78% of net sales in 1997 and approximately 53% of net sales in 1998.

In addition, our marketing and sales strategy has been to expand our product offerings and channels of distribution with the objective of a balance of net sales among various products and channels of distribution. This will reduce the Company's reliance on any one product or any one channel of distribution. In 1997, purchases of Linda Seidel's Natural Cover products directly from television accounted for approximately 68% of net sales, purchases of Linda Seidel Natural Cover products from other channels of distribution such as medical offices and reorder customers accounted for approximately 10% of net sales and direct response media sales and services to third party clients accounted for approximately 22% of net sales. This diversification of net sales continued during 1998 with purchases from television of Linda Seidel's Natural Cover products accounting for approximately 41% of net sales, purchases of Linda Seidel Natural Cover products from other channels of distribution accounting for approximately 12% of net sales and direct response media sales and services to third party clients accounting for approximately 47% of net sales.

The prevailing market conditions, in addition to the successful development and testing of our marketing materials and those of our clients, have caused the volume and timing of our direct response advertising efforts to vary. As a result, our financial results have fluctuated significantly from quarter-to-quarter and year-to-year since the Company's inception, and may continue to do so in the future.

We generally recognize revenues on product purchases when they are shipped to customers and on direct response media sales and services when they are provided to clients. We have created a reserve for product returns and allowances and bad debts associated with product sales and credit card receivables based on historical statistical trends. Third party clients prepay for direct response media sales and services. The Company accounts for these prepayments as a current liability until the services are provided. Our gross profit margin has fluctuated from year-to-year based on a combination of changes in the cost of goods percentage associated with our current product mix, development of various channels of distribution associated with expansion, increased revenues from direct response media sales and services to clients and economies of scale achieved from our manufacturing vendors.

We capitalize the production costs for development of our marketing materials. At December 31, 1997, we had unamortized production costs associated with marketing materials of $338,449. The Company had unamortized production costs associated with marketing materials of $453,560 at December 31, 1998. These costs are being amortized over their expected useful life based on management's current estimates.

We expense direct response advertising media costs in proportion to the total future economic benefits directly attributable and traceable to those costs. For the year ending 1997, we expensed $2,367,232 and capitalized $256,927 of direct response advertising costs associated with the Linda Seidel Natural Cover product line. For the year ending 1998, we expensed $1,924,877 and capitalized $393,379 of direct response advertising costs associated with the Linda Seidel Natural Cover product line. These capitalized direct response advertising costs are being amortized over their estimated future economic benefits, based on management's current estimates.

Since inception, we have operated as a general partnership, and as a result, have not been subject to federal or certain state income taxes. Upon incorporation and the acquisition of the business of the general partnership, we will become subject to federal and state income taxes.

RESULTS OF OPERATIONS
The following table sets forth, for the periods indicated, certain items from the Company's statements of income as a percentage of net sales. Any trends reflected in the following table may not be indicative of future results.

						YEAR ENDED DECEMBER 31,

						1997		1998
Net sales	 				100.0%		100.0%
Cost of sales........................	 73.3		 77.8

Gross profit				  	 26.7	       22.2
Marketing and selling expenses.......    13.1	        9.9
General and administrative expenses....   9.3	        6.0

Income from continuing operations.....    4.4	        6.3
Non-operating (expense) income, net...   (0.1)	        0.1

Net Income before taxes	  		 4.3%	       6.4%

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997
NET SALES (GROSS SALES LESS PRODUCT RETURNS). Net sales increased 24% to $9.55 million in the year ended December 31, 1998 from $7.69 million in the year ended December 31, 1997. Net sales increased primarily due to growth in direct response media sales and services to third party clients to approximately $4,300,000 in 1998 from approximately $1,700,000 in 1997.

GROSS PROFIT. Gross profit increased 4% to $2.14 million in 1998 from $2.06 million in 1997. As a percentage of net sales, gross profit declined to 22.2% in 1998 from 26.7% in 1997. The increase in gross profit dollars is due to higher net sales. The decrease in gross profit as a percentage of net sales is primarily due to the increase in net sales from direct response media sales and services which have a lower gross profit percentage than the Company's product sales.

MARKETING AND SELLING EXPENSES. Marketing and selling expenses decreased 6.6% to $0.9 million in 1998 from $1.0 million in 1997. The decrease in marketing and selling expenses is due to a reduction in bad debt expense, telemarketing fees, credit card processing charges and postage associated with a lower volume of higher priced introductory product kits sold by the Company during 1998 than were sold during 1997. As a percentage of net sales, marketing and selling expenses decreased to 9.9% in 1998 from 13.1% in 1997 due to the increase in net sales in 1998.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased $142,133 or 24.9% to $0.57 million in 1998 from $0.71 million in 1997. As a percentage of net sales, general and administrative expenses decreased to 6.0% in 1998 from 9.3% in 1997 reflecting the economies of scale of the Company's operating infrastructure associated with the Company's higher net sales in 1998.

OTHER NONOPERATING ITEMS.  Non-operating items accounted for approximately
0.1% income in 1998 and approximately 0.1% expense in 1997.   The non-
operating items did not have a significant effect on the Company in either year ending 1997 or year ending 1998.

PROVISION FOR INCOME TAXES. During 1998 and 1997 the Company was operated as a general partnership and as a result was not subject to federal or certain state income taxes.

LIQUIDITY AND CAPITAL RESOURCES
Since our inception, we have met our operating and cash requirements through funds generated from operations, vendor credit terms, a line of credit from NationsBank and Venture Media Limited Partnership's initial investment. We had cash and cash equivalents of $634,108 as of December 31, 1998, compared to cash and cash equivalents of $226,956 as of December 31, 1997.

Net cash provided by operating activities in the year ended December 31, 1998 was $1.4 million, consisting primarily of net income adjusted for noncash charges related to depreciation, amortization and provision for bad debts, decreases in accounts receivable, prepaid expenses and deposits, and an increase in advanced client media deposits, offset in part by a reduction in accounts payable, accrued expenses, due to affiliates, and the reserve for returns and allowances and an increase in inventory. At year ended December 31, 1998 we received advanced client media deposits of $541,983 for direct response media sales and services to be provided in January 1999 which were included in the cash balance and accounted for as a current liability. Net cash provided by operating activities in the year ended December 31, 1997 was $496,292, consisting primarily of net income adjusted for noncash charges related to depreciation, amortization and provision for bad debts, a decrease in deposits, a net increase in current liabilities and an increase in the reserve for returns and allowances, offset by increases in accounts receivable, inventory, and prepaid expenses.

Cash used for investment in the production of marketing materials, development of management information systems, purchases of direct response advertising, disposal of fixed assets and expansion of property, plant and equipment was $671,058 in 1998 and $626,947 in 1997. We plan to continue to invest significant amounts on these various long-term assets as necessary to expand the our net sales.

Cash advanced to employees/affiliates for the year ended December 31, 1998 was $61,113, compared to cash received from employees/affiliates for the year ended December 31, 1997 of $474,230. The amounts received by the Company during 1997 from employees/affiliates primarily consisted of cash held in bank accounts and credit card processing facilities in the name of the general partner, Venture Media Limited Partnership, which were changed during 1997 to the name of the Company.

We believe that our cash on hand, together with cash generated by operations and the net proceeds of this offering, will be sufficient to meet our capital requirements through the end of the third quarter of 2000. The amount and timing of our future capital requirements will depend on numerous factors including, without limitation, the costs and timing of new product development and introduction, development and expansion of our web site, potential strategic acquisitions or joint ventures and the success of the Company's marketing, sales and distribution efforts. As of December 31, 1997, we had a secured $500,000 revolving inventory and receivable credit line NationsBank. As of December 31, 1998, the credit line had been increased to $1,000,000. This bank line of credit has never been accessed since its inception. There can be no assurance that if additional funds are required they will be available to the Company on favorable terms, if at all.

INFLATION
We do not believe that inflation, which has been limited for the Company's entire operating history, has had a material effect to date on our net sales or results of operations.

SEASONALITY
We do not believe that seasonality has had a material effect to date on our net sales or results of operations. Seasonality may have an influence on our net sales or results of operation in the future because we may provide our direct marketing services to clients whose products or services have a seasonal nature.

YEAR 2000 COMPLIANCE
During 1998, we formed a Year 2000 Project Group to identify and address Year 2000 compliance matters. The Year 2000 Project Group is currently in the process of identifying all material Year 2000 issues with the Company's systems. In addition, we have initiated discussions with our significant suppliers regarding their plans for Year 2000 material issues. We have received assurances from many of our suppliers that they are or will become Year 2000 compliant in a timely manner. We also rely upon governmental agencies, utility companies, telecommunication service companies and other service providers outside of the Company's control. There can be no assurance that such governmental agencies or other third parties will not suffer a Year 2000 business disruption that could have a material adverse effect on our business, financial condition and operating results.

As the process of evaluating our systems proceed, we may identify systems that present a Year 2000 risk. In addition, if any third parties who provide goods or services essential to our business activities fail to appropriately address their Year 2000 issues, such failure could have a material adverse effect on our business, financial condition and operating results. Examples could include a Year 2000 related disruption on the part of the telemarketing firms which handle customer credit card purchases, the financial institutions which process these credit card purchases or various providers of aspects of our web site. The Year 2000 Project Group's initiatives include the development of contingency plans in the event the Company or one of our suppliers has not adequately addressed Year 2000 issues in a timely manner. The Year 2000 Project Group expects to conclude developing these contingency plans by September of 1999.



BUSINESS

At HealthandBeautyDirect.com, we market and distribute health and beauty-related products and services directly to consumers through use of direct response advertising channels such as television, direct mail, the Internet and direct sales. We provide our clients with comprehensive direct response management services including development of marketing campaigns, media placement and product fulfillment. Currently we market our own cosmetic products under the brand name Linda Seidel Natural Cover. Management's strategy for the Company's future is described below.

Organization Of The Company
Our Company was formed in April 1994 as a partnership doing business as Transforming Cosmetics. Venture Media Limited Partnership provided the initial capital for the formation and development of the business and its general partners have provided various management services. See "Management." At formation, Linda Seidel and her husband contributed their trademarks, product formulations and a long-term employment contract with Linda Seidel. See "Developing Marketing Relationships with Health and Beauty-Related Companies." In 1998, Transforming Cosmetics purchased Venture Media Buying Service from the partners of Venture Media Limited Partnership. See "Certain Transactions." Transforming Cosmetics has been owned 81% by Venture Media Limited Partnership and 19% by the Seidels, through corporations they control. All of the assets and liabilities of the Transforming Cosmetics partnership will be transferred to HealthandBeautyDirect.com upon the sale of the minimum shares in this offering. A total of 7,000,000 shares will be issued to the former partners of Transforming Cosmetics in proportion to their respective partnership interests. Shares will then be issued to new investors based on their share purchases in this Offering.

Competitive Industry Overview
In recent years, retailing in the United States has been characterized by a rapidly growing shift to non-store retail sales ("direct to consumer") through such media as direct mail catalogs, broadcast and cable television infomercials, home shopping channels and, recently, the Internet. These alternative forms of non-store retailing, which in 1997 accounted for approximately $382 billion in sales, are expected to grow approximately 8% per annum for the next five years according to the Direct Marketing Association. In particular, the Internet has experienced unprecedented growth in recent years and this growth is expected to continue. According to International Data Corporation ("IDC"), business to consumer commerce on the Internet will grow from approximately $5 billion in 1997 to approximately $95 billion in 2002. And the number of Internet users worldwide will grow from an estimated 100 million in 1998 to an estimated 320 million in 2002. This growth in direct to consumer marketing is attributed to the convenience of alternative forms of shopping for time-constrained, dual-career consumer households, the increasingly high level of customer service and reliability offered by leading direct marketing firms and the expansion of the Internet driven by continued advancements in computer technology.

We specifically compete through use of direct marketing techniques in the health and beauty-related industry with various products that we market and distribute. The health and beauty-related industry is fragmented and highly competitive. Participants in the industry compete primarily on price, quality, access to distribution, brand name recognition, image, inventory availability and product performance. Within each of our specific health and beauty-related product categories we compete against many companies who may have longer operating histories, larger financial resources, broader management depth, more sophisticated technology, greater name recognition and access to various other critical resources.

Our direct marketing web site, HealthandBeautyDirect.com, is currently under development and faces competition from other direct marketing web sites such as women.com, drugstore.com, iVillage.com, planetrx.com, health4her.com cosmeticscounter.com and many others. Our web site may also indirectly compete with web retrieval and web "portal" companies who direct consumer traffic to many other competitors. In addition, our Linda Seidel's Natural Cover product line of cosmetics competes in the industry segment known as "corrective makeup." There are several competitors in this segment. One competitor, Derma Blend, has greater sales than Natural Cover and has successfully distributed its products through various well-known retailers. In addition, most major cosmetic companies provide a "concealer" line of foundation products targeted for consumers with minor skin imperfections. Any one of these companies, or some other business, could quickly become our direct competitor.

We expect that we will face additional competition from new market entrants and current competitors as they expand their direct marketing business models. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business, financial condition and operating results.

General Business Strategy
Our objective is to be the country's leading direct response marketer and distributor of high-quality health and beauty-related products and services. We plan to accomplish this objective by:

*	capitalizing on our direct response marketing expertise to grow sales;
*	expanding our direct response channels of distribution;
*	employing our cost effective integrated operational infrastructure;
*	growing our loyal customer database; and
*	developing marketing relationships with health and beauty-related companies.

Detailed descriptions of these five steps are outlined below:


CAPITALIZING ON OUR DIRECT RESPONSE MARKETING EXPERTISE TO GROW SALES Advertising through a variety of mass-market direct response media venues such as cable and broadcast television, catalogues and direct mail is our primary channel of distribution. We utilize direct response marketing as a means for distributing our products and we provide our direct response marketing services to various clients. We have utilized direct response marketing channels of distribution versus the traditional retail channel of distribution for the following business reasons:

*	low cost method to test and fine tune new product introductions;
*	cost effective operational infrastructure to nationally
	distribute consumer products;
*	sophisticated analysis and monitoring of the efficiency of
	advertising expenditures;
*	ownership of a proprietary customer database for future marketing
	efforts; and
*	direct interaction with customers to provide them with
	exceptional customer service.

We intend to continue to pursue opportunities to leverage our unique direct response marketing infrastructure and expertise as we expand our presence on the Internet, establish our service centers, develop alternative channels of distribution and build our international distribution network. See "Business: Expand Distribution Channels."

Direct Response Marketing Services. We spend a significant portion of our net sales on advertising because of our direct response marketing methods of consumer product distribution. In an effort to maintain the lowest possible marketing costs per customer order, we have developed the capabilities to produce a variety of direct response marketing materials including television and radio commercials, video mailers, printed materials and web sites. In addition to creative production, we are also able to execute the associated direct response media advertising campaigns. Traditionally, these services are performed on a contract basis with outside vendors. However, we have developed the expertise to execute many of these tasks in-house by utilizing our staff and the services of cost-effective free-lance professionals.

Production of Direct Response Video, Print Marketing Materials and Web Sites. Typically, a company would contract with a creative agency to develop, manage and execute a marketing strategy for its products. The agency would in turn hire writers, directors, graphic designers, videographers and other professionals to produce the required marketing videos, print pieces, web sites or radio commercials. By bringing the development and management of the marketing strategy in-house and utilizing free-lance professional production staff, we are able to produce effective marketing materials at significantly lower costs. In addition, a dedicated in-house staff and a large network of free-lance professionals affords us the increased flexibility to respond quickly to changes in the marketplace with new marketing materials when necessary. This will be particularly helpful in developing, expanding and adjusting our web site on a continual basis. In addition, by employing the services of a network of free-lance creative and production professionals, we are able to develop several projects simultaneously.

Having filmed at locations throughout the United States, we have established an extensive network of free-lance professionals within the world of commercial video production, including producers, directors, writers, audio and lighting directors, camera and equipment suppliers, editors and music composers. There are significant savings in utilizing local crews in areas where filming is necessary as opposed to transporting vendors and equipment to remote locations. In most cases, only one in-house staff person is required on location to manage the activity and crew. Various post-production facilities utilizing the services of an editor and video editing equipment produce the Company's final video marketing materials. The use of free-lance professionals provides us with increased flexibility to develop, produce and test new video marketing materials.

As with video production, print production involves the services of several vendors to develop printed marketing materials. We maintain a working relationship with a group of graphic artists, photographers, printers, and paper suppliers to produce the required materials at the lowest possible costs. Brochures, postcards, newsletters and other direct mail pieces are produced in-house utilizing a variety of software packages including QuarkExpress, Adobe PhotoShop and Illustrator. The finished artwork is provided to the printer on disk, or electronically, via modem.

The creative and technical skills developed by our internal staff and free-lance professionals in the direct response world of commercial television and print marketing have positioned us well to capitalize on direct to consumer marketing over the Internet. Although new computer technologies and business strategies are being developed and tested to determine how to successfully generate e-commerce, many of the same design and marketing fundamentals of communication will be utilized. These talents will be applied as we develop and expand our HealthandBeautyDirect.com web site.

The experience gained by managing the video, print and web site production processes in-house allows us to provide similar advice and assistance to other entrepreneurial companies. Offering this marketing and creative production expertise to clients is one of the most effective ways for us to develop future joint-venture business opportunities.

Direct Response Media Buying. The purchase of direct response advertising time is the largest expenditure associated with our business to date. Our media buying strategy, and each of our media buying decisions, is made with a concentrated focus on each campaign's profitability and long-term corporate objectives. The key to the success of our direct response media campaigns is micro-management of the entire process.

We have developed a fully integrated approach to managing each of our direct response marketing campaigns including media buying, financial analysis and project management. Our media team has over 20 years of combined experience in the field of direct response media management, having purchased in excess of $50 million in direct response media time for a variety of projects and clients.

Effective media buying requires a combination of established industry relationships and creative negotiation of advertising rates. We have purchased television media time on every major national and regional cable station, on hundreds of broadcast stations in all 50 states and on various nationally syndicated programs. Customized media schedules are developed to incorporate the right balance of media outlets distributed geographically across the country. Media is purchased in numerous weekday, weekend and overnight time slots based on its availability and cost. In addition, we maintain a comprehensive proprietary database of media costs and performance results from our direct response campaigns. Each of these factors are evaluated on a project-by-project basis to minimize risk and maximize opportunity.

Comprehensive financial analysis of direct response advertising requires consideration of many factors. Our analysis includes the impact on our direct response campaigns from costs such as media time, manufacturing, credit card processing, inbound telemarketing, fulfillment, shipping, product returns, delinquent accounts receivable, payments by check and other costs that are unique to each project. A computer simulated financial model of each direct response campaign is developed to provide management with appropriate daily, weekly and monthly reports, financial statements and projections.

We have assembled a competent team of service providers to assist in maintaining a cost-effective operating structure to execute our various direct response campaigns. Project management requires effective coordination among each of these service providers. We have established and maintained relationships with the industry leaders in the areas of tape duplication and video trafficking, inbound telemarketing and credit card processing.

Our comprehensive direct response media capabilities provide us with the ability to effectively manage the advertising costs associated with our various campaigns. In addition, we can efficiently interpret the results of our media purchases to limit financial exposure or measure financial profitability. Providing these media buying services to third party clients accounted for approximately $1,700,000 of net sales during 1997 and approximately $4,300,000 of net sales during 1998. Our expertise in direct response media buying will be one of the key components to our successful expansion through a variety of marketing partnerships and joint ventures. Over the next few years, we plan to expand our direct response media buying capabilities through a series of personnel additions and strategic acquisitions.

EXPANDING OUR DIRECT RESPONSE CHANNELS OF DISTRIBUTION
We are expanding our customer database through development of multiple direct response channels of distribution including the Internet, service centers, alternative distribution channels and an international network. The Company believes maintaining significant control over its various channels of distribution provides competitive advantages that include the ability to:

*	leverage investments in advertising and marketing programs across
	multiple distribution channels to build
	national consumer brand names;
*	enhance customer satisfaction by providing professionally trained
	staff to interact directly with 	customers in person or via the
	telephone;and
*	utilize information gathered from each channel of distribution to
	develop and support the others.

In addition, these channels of distribution provide customers with greater accessibility and convenience in their purchase of our health and beauty-related products and services.

Internet Sales. As part of our direct to consumer business strategy, we are currently in the process of developing our web site, HealthandBeautyDirect.com, as a marketing and distribution mechanism to facilitate growth in sales of our products and services. Similar to the development and growth of catalog and television direct to consumer sales over the last two decades, we believe that the Internet offers us unique opportunities for sales growth in the future. Several factors have contributed to the growth of direct to consumer marketing on the Internet including: (i) a large installed base of personal computers in homes; (ii) improvements in the network infrastructure; (iii) easy, low-cost access to the Internet; (iv) awareness of the Internet among consumers; and (v) the rapidly expanding availability of online content and commerce. As a result, the Internet is dramatically affecting the methods by which consumers are evaluating and buying goods and services because it provides consumers with a broad selection, increased pricing power and unparalleled convenience.
The objective of our web site will be to provide our customers with an efficient way to gain valuable information on numerous products and services available in the health and beauty-related industries and a cost effective means to purchase our products and services through electronic commerce.

Our web site will provide retailing over the Internet (e-tailing) of a broad range of health and beauty-related products and services to the following:
(i) owners of unique entrepreneurial health and beauty-related products who typically do not have access to the traditional retail channels of distribution; (ii) major consumer product manufacturers who view the Internet as a complementary channel of distribution to their existing retail platform; and (iii) specialized health and beauty-related service providers who would benefit from the advertising economies of scale of a coordinated national direct response marketing campaign. At present, the following categories of products and services are samples of what we expect to be available to our customers through HealthandBeautyDirect.com:

*	Beauty & Fashion - Cosmetics, Bath & Body,  Skin Care,Hair,
	Fragrances, Nails, Makeup Advice, etc.;
*	Cosmetic Surgery - Face, Eyes, Neck, Hair, Body, Consultations,
	etc.;
*	Weight Management - Diet Programs, Foods, Books, Spas,
	Dieticians, etc.;
*	Fitness & Exercise - Equipment, Videos, Health Clubs, Personal
	Trainers, etc;
*	Nutritional & Health - Vitamins, Herbs, Supplements, 	Health Foods,
	Nutritionists, etc.;
*	Alternative Medicine - Wellness Centers, Herbalists, Aromatherapy,
	Physical Therapists, Acupuncturists, etc.;
*	Medical Products - Pharmaceutical products and information; and
*	Specialty Products - Various specialty health and beauty-related
	products.

In the United States through all channels of distribution, these categories of health and beauty-related products and services represent in excess of $150 billion in sales annually according to the following industry sources:
(i) Cosmetic, Hair and Personal Care - $13 billion, Goldman Sachs Investment Research; (ii) Diet, Weight Loss & Nutrition - in excess of $30 billion, Center for Science in Public Interest; (iii) Health & Fitness - Greater than $50 billion, Standard and Poor's Industry Reports; (iv) Cosmetic Surgery - in excess of $2 billion, American Society of Plastic & Reconstructive Surgeons; and (v) Pharmaceutical - in excess of $100 billion, Standard and Poor's Industry Reports. These numbers are estimates, are available in the public marketplace and should only be used for a general understanding of the size of the health and beauty-related industry. We have not independently verified these estimates and have not requested permission from their sources to publish them in this prospectus.

Based on our internal development projections, we expect that sections of our HealthandBeautyDirect.com web site will be completed and made available
for use by our customers within the next six months.   The execution steps
for the timely completion of our web site are detailed below:

*	completion of the graphic and navigational design;
	implementation of the textual, audio, video and interactive
	elements;
*	technical development of the internal structure to transact e-
	commerce;
*	coordination with various information content providers; nd
*	arrangements for availability from multiple product and service
	providers.

During this offering, prospective investors will be able to view the current stage of development for our HealthandBeautyDirect.com web site by contacting our offices at 1-888-560-9091 x [] and receiving a confidential access code. In addition, prospective investors will have the opportunity to interact with our web site management team and contribute their ideas and suggestions during our web site development process.

Once we have completed development of sections of our web site and have made them available to our customers, one of our most significant challenges will be to cost effectively drive traffic to HealthandBeautyDirect.com. As with many web sites, we will utilize internet marketing techniques such as banner advertisements, sponsorships, e-mail campaigns, affiliation programs, keyword searches and listings on the major "web portals" to create web site traffic. We will also use traditional mass market advertising mediums such as television, print and radio to create brand name recognition for our web site. However, we believe that our most effective mechanism for driving traffic to our web site will be utilizing various forms of direct response marketing techniques.

The core of our advertising strategy is to capitalize on the experiences and capabilities of our personnel, clients and vendors who have successfully marketed products and services in the direct response television, print, radio and database management industries. Our goal will be to develop unique cost effective direct response advertising campaigns to promote the HealthandBeautyDirect.com web site. As with all direct response marketing campaigns, our challenge will be to develop clear marketing messages, design marketing materials that communicate our message, test the effectiveness of these marketing materials in the media and analyze the financial results of our media expenditures. Based on the results of our analysis, we will evaluate how we can fine tune our marketing message, marketing materials and media purchases to cost effectively increase our ability to drive customers to our web site.

Although Internet sales will represent only a small segment of our total sales in the near future, marketing products directly to consumers through other channels of distribution has enabled us to build the basic corporate infrastructure necessary to capitalize on the business opportunity presented by the Internet. Our preparation for effective use of the Internet includes our approach to handling toll-free 800 number customer service, sophisticated management information systems, credit card processing capabilities, development of video and print marketing materials, tracking and analysis of effective advertising expenditures and flexible entrepreneurial management. As the Internet continues to develop, and more consumers accept it as a safe, convenient way to purchase goods, we expect that sales through our the web site, HealthandBeautyDirect.com, will contribute significantly to our overall direct to consumer business model.

Service Centers. Our direct to consumer strategy also involves building a nationwide network of service centers to reach those consumers who typically purchase their health and beauty-related products and services through traditional retail channels of distribution rather than television, direct mail or the Internet. By combining the unique benefits of direct response marketing, with cost efficient service center locations, we will be able to provide our customers with an opportunity to receive professional consultations while experiencing our products and services first hand.
While visiting our service centers, customers will be introduced to the ways they can transact business with us in the future at our HealthandBeautyDirect.com web site, via our toll-free 800 numbers and through one of our catalogs.

The successful implementation of our service center distribution concept will incorporate the following strategies. (i) We will use our unique expertise in purchasing advertising and developing effective video and printed marketing materials to educate customers as we develop new service center locations. (ii) Our HealthandBeautyDirect.com web site will provide information about new service center locations and how consumers may schedule an appointment for a personal consultation. (iii) Each service center location will be professionally staffed with individuals focused on training and educating consumers about our products and services as well as establishing personal relationships with our local customers in their community. (iv) Each service center location will be structured to incorporate our efficient operational procedures to minimize overhead costs.
(v) Customer names will be maintained in our proprietary management information database to provide us with long-term marketing opportunities.

At the present time, we profitably operate one service center location and are scheduled to open two new locations. In addition, we are currently in discussions with several individuals about opening up other service center locations and we have advertisements planned in two health and beauty industry trade publications to locate other potential sites and personnel. Once developed, our network of service centers will provide us with a unique platform to cost effectively introduce and test market new health and beauty-related products and services.
Alternative Channels of Distribution. Over the last two years, we have made an effort to develop alternative channels of distribution for our health and beauty-related products. Our Medical Office Network and our Direct Sales Network are currently being expanded to provide us with additional methods of selling our products and services. We have determined to focus some of our marketing efforts on developing these channels of distribution because they provide us with the opportunity to control our own product distribution as well as build a loyal customer database.

Medical Offices. We currently distribute our products to over 600 plastic surgery and dermatology offices in the United States. These offices are able to provide our products directly to their patients as part of their post-operative procedures. These offices are also furnished with informational videos and literature to distribute free of charge to their patients. The patients may purchase products from their physicians office or they may order products directly from us via our toll-free 800 numbers. In addition, the doctors' patients have direct access to our trained professional staff from the privacy of their homes during their recovery period. As we expand our product offerings, our network of medical offices will provide us with another opportunity to cost effectively distribute these products.

Direct Sales. We began test marketing a new consumer distributor network in March of 1999. The marketing program has focused on evaluating whether there are customers within our database who would be interested in distributing our products and services. If successful, this may represent an opportunity for us to develop a cost-effective means to generate new customer leads and product orders with distributors utilizing our HealthandBeauty.com web site to transact e-commerce. Expansion of our consumer distributor network will be coordinated with openings of new service center locations.

International Direct Response Distribution Network. The demographic and technological trends that are driving the retail consumer shift to non-store shopping in the United States are also present in many international markets. We currently have direct response marketing efforts in Canada, Taiwan and Australia. In addition, we have produced foreign language marketing materials targeted for the Hispanic consumer market and we are scheduled to begin testing direct response marketing efforts in Central and South America. We are periodically presented with requests to expand into other international markets and review these requests on a case-by-case basis.

With the development of the Internet, global distribution of American consumer products has become substantially more accessible. We are currently in discussions with several international web site development companies and evaluating with them the potential for translating and marketing our HealthandBeautyDirect.com web site in their home countries. We will likely test market this concept over the next twelve months through an international network of marketing partnerships.


EMPLOYING OUR COST EFFECTIVE INTEGRATED OPERATING INFRASTRUCTURE
We have developed a vertically integrated operating infrastructure with sufficient flexibility to handle the intricacies of direct to consumer marketing. This operating infrastructure includes an internal professional business management team, combined with specialized vendor relationships. Its effectiveness is based on our management information systems which enable us to handle toll-free 800# order taking, electronic credit card processing, product fulfillment and shipping, customer service inquiries and financial reporting. As sales volume increases through marketing partnerships, joint ventures and strategic acquisitions of other health and beauty-related products, we expect to use this specialized operating infrastructure over larger volumes of business to reduce our marginal costs per order. In addition, this vertically integrated operating infrastructure enables us to maintain quality control, coordinate our various sales and marketing efforts, manage the positioning and pricing of our products and services, and develop valuable long-term relationships directly with our customers. As we expand our web site marketing efforts and realize sales volume increases, we will need to adapt our current management information systems and develop new management information systems to address the particular intricacies of conducting e-commerce.

Professional Business Management. We have developed a professional business management structure that enables us to effectively assist and build entrepreneurial companies by using direct response marketing techniques. The management structure incorporates the expertise of the entrepreneur, an operational management team, specialized vendor relationships and direction from the General Partner of Venture Media Limited Partnership. We believe that the complementary combined efforts of these components of the management structure will enable us to continue to effectively compete in the marketplace and further expand our business model. Additional management personnel will be hired to support our operations as they expand.

The entrepreneur is primarily responsible for new product development and assisting us in developing the marketing strategy to build our life-long customer database. The entrepreneur is actively involved in the daily activities of the business and receives a salary for his or her services as well as stock ownership. The operational management team oversees the effective execution of a variety of critical infrastructure requirements associated with our direct response marketing efforts. These areas include direct response marketing services, management information systems, contract manufacturing and fulfillment, telemarketing, order processing, customer service, accounting and finance. These managers, along with our specialized vendor relationships, are responsible for our operational areas. They have been intimately involved with our business since its inception, and their operational experience has contributed to our successful growth in net sales from $500,000 to over $9 million.

The General Partner of Venture Media Limited Partnership is responsible for our long term strategic, marketing, legal and financial decision making. Responsibilities include operational oversight, review of the financial statements, evaluation of acquisition and joint venture investment opportunities and raising the necessary debt and equity financing required
to expand the business.   The General Partner consists of investors who have
contributed significant financial resources and time to the Company's formation and development. These investors provide us with years of experience in the fields of investment banking, business management and securities law, as well as access to business relationships and sources of capital. Their business experience and direction has been, and will continue to be, critical to our future growth and financial success. They are primarily compensated in the form of equity ownership of our Common Stock.

Management Information Systems. We have developed a proprietary management information system that integrates our order entry, credit card processing and product fulfillment operations. We believe that this system enables us to operate efficiently and provide enhanced customer service. The key features of this management information system are its ability to: (i) rapidly process credit card orders; (ii) increase the efficiency of the fulfillment and the shipping process; (iii) provide customer service representatives with real-time information; and (iv) provide accurate reporting for marketing and financial analysis.

We currently use an enterprise class Microsoft SQL database server. Our hardware systems are based upon industry standard Microsoft Windows NT 4.0 operating systems. We have installed back-up systems capable of supporting our entire network in the event of power failure to prevent data loss. All critical data is written to a series of back-up drives at the end of each day. Our proprietary database contains information on over 200,000 customer transactions.

Proprietary Customer Database. Our customer database creates a customer profile containing product information, mailing address, telephone number, credit card number and payment history. The management information system provides access to the records of prior contacts with our customers, including relevant personal information on product usage, order history, marketing source codes and notes of prior contact with the customer made by phone, fax or mail. After an order has been entered into the database by a customer service representative or by electronic file transfer from one of several telemarketing vendors, the order is processed, invoiced and printed for product fulfillment.

Electronic Credit Card Processing. The management information system downloads orders daily from several inbound telemarketing firms located throughout the country. We then utilize the services of a credit card processor, First USA Paymentech, to verify and authorize the customer's credit card charges. The verified credit card information is transmitted back from the credit card processor and automatically updates our customer database. The funds are then electronically transferred to our bank accounts, typically within three business days. The efficiency of this process minimizes our exposure to bad credit card debts and enables one administrative employee to accomplish the necessary tasks in a few hours daily.

Financial Reporting. Our accounting and financial records are maintained using Macola 7.0 Accounting software. The program consists of separate modules for each accounting function and provides the ability to produce the detailed, periodic financial reports required to manage the business. In addition, the system facilitates preparation of financial statements by providing information for bank reconciliations, accounts payable, inventory, accounts receivable and general ledger functions.

Customer Service. We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat purchases depends on the satisfaction of our customers. Delivering high quality, courteous customer service has been a cornerstone of our strategy since inception. We believe that we will increase our ability to attract and retain customers by consistently providing them education on the benefits of superior products, by responding quickly to their requests and by offering individualized service.


Inbound Telemarketing. A successful direct response television campaign ensures that a commercial will air many times within a given time frame on several broadcast and national cable stations. Since the call volumes generated by one airing can range from 50 to 2,000 calls, the services of a large inbound telemarketing call center are required. We have contracted with several inbound telemarketing vendors to ensure that when customer call volumes are highest, customer information and orders can be successfully captured with minimal waiting time experienced by our new customers. The majority of our inbound calls are handled by the largest direct response call centers in the country. We have also enlisted the services of several smaller inbound telemarketing providers to handle specific direct response campaigns and for callers who require Spanish speaking operators.

Customer Service. We provide our customers with toll-free telephone access to our in-house customer service department. During non-business hours, a recorded message informs customers of our hours of operation and callers are invited to select the option of placing orders with an express order processing service provided by a third party vendor. Incoming orders are received from several inbound telemarketing vendors by telephone, Internet, mail, fax and electronic transmission. In-house customer service representatives can process orders directly into our proprietary management information system. This system provides customer order history, product availability, shipping dates and promotional offers. The representatives are authorized to resolve most customer service issues immediately, including technical product advice, billing questions, product exchanges, and issuing return authorizations.

We believe that our customers are particularly sensitive to the way merchants communicate with them. Therefore, we employ polite, considerate, service-oriented customer service representatives who are able to understand and relate well to consumers. All representatives participate in ongoing training programs and are periodically monitored to review performance.

We recently installed an Intertel telephone system that provides detailed reporting on agent performance and call volumes. This reporting enables management to: (i) analyze the number and type of calls received daily; (ii) determine the number of customer service representatives required per shift;
(iii) efficiently manage the utilization of our dedicated AT&T long distance T1 lines; (iv) track the usage of proprietary toll-free numbers; and (v) closely monitor the quality of service being provided by our representatives.

Product Fulfillment. Cost-effective fulfillment is accomplished through management of the costs associated with product manufacturing, assembly and shipment. Maintaining in-house warehouse and shipping facilities enables our staff to receive product shipments, maintain inventory, pack orders, adhere to company quality control standards and process customized product orders. We also have relationships with large national fulfillment houses to handle exceptional needs on a project-by-project basis.

Manufacturing. The Company subcontracts with a variety of domestic and international companies for the manufacture of our packaging and products. Products are developed and manufactured according to our own specifications. Each manufacturer maintains strict quality control standards to ensure product safety and consistency. In-house specialists work with chemists to produce new products based on input received directly from customers who use our products personally and professionally.

Warehousing. We maintain a warehouse facility that houses packaging and finished goods product inventories. We carry in inventory at any one time in excess of 100 different products historically valued at over $500,000. As customer orders are received, the warehouse personnel efficiently pick and pack the products for shipment in accordance with the customer's delivery schedule.

Shipping. Our management information system processes customer orders and generates an invoice which is sent to fulfillment for assembly and shipment. The system is specifically designed with a number of quality control features to help ensure the accuracy of each order. Customers generally receive orders within three to five business days after shipping depending upon the method of delivery chosen by the customer. We have systems in place to use the United States Postal Service and United Parcel Service. However, since the UPS strike in 1997, substantially all of the shipments have been transferred to the USPS Priority Mail Service. Federal Express, Airborne and Express Mail overnight services are available by special request.

GROWING OUR LOYAL CUSTOMER DATABASE
We believe that building a large and loyal customer base is critical to our growth strategy. We grow our customer database through direct response name acquisition advertising campaigns using various forms of mass market advertising such as television, the Internet, radio, direct mail and print advertising. We are building the sales and productivity of our customer database by focusing on expanding product offerings, developing additional channels of distribution, use of catalog mailings and forming strategic marketing alliances with companies with complementary health and beauty-related products.

Build Life-Long Customer Relationships. Our marketing strategy is based upon building a database of life-long customers that will enable us to develop profitable national consumer brands in the health and beauty-related industries. Critical to achieving this objective are the introduction of high quality products, excellent customer service, an efficient operating infrastructure and effective channels of distribution. Due to the high costs associated with generating new customers, our marketing efforts are focused on continuing to expand our valuable database of loyal customers who place multiple product reorders. This customer database will also enable us to cost effectively test market new health and beauty-related products developed from our strategic marketing alliances with other companies.

Market Unique Quality Products. In order to continue to expand our customer database, we actively search for entrepreneurs with unique, high quality health and beauty-related products. We evaluate products on a regular basis and currently provide our direct response marketing services to several clients with complementary health and beauty-related products. The primary product we have marketed is the Linda Seidel Natural Cover line of cosmetics. These marketing efforts have produced a database of loyal, repeat customers who regularly purchase the Linda Seidel cosmetic brand. Over the last two years, we have examined a number of products that would be suitable for marketing to our customers. As we expand through strategic marketing alliances with other entrepreneurial companies, we will begin to market additional products to our database of customers.


DEVELOPING MARKETING RELATIONSHIPS WITH HEALTH AND BEAUTY-RELATED COMPANIES The direct marketing industry in the United States is highly fragmented, consisting of thousands of companies, many of which are undercapitalized and lack the operational infrastructure and management expertise to effectively grow their businesses. In addition to our own internal growth in net sales, we believe we are well-positioned to pursue partnerships, joint ventures and acquisitions of other entrepreneurial companies marketing health and beauty-related products and services. To successfully establish these business relationships, we will need to find companies that :

*	will benefit from utilizing direct response marketing;
*	possess a unique product and marketing platform;
*	provide exceptional customer service for their
	products; and
*	present substantial opportunity for sales growth.

We believe that HealthandBeautyDirect.com will be an attractive marketing partner for many entrepreneurial companies because of the experience our management team has gained by successfully building the Linda Seidel Natural Cover brand from a local family business to a nationally recognized line of cosmetics. Additionally, we can offer entrepreneurs: (i) access to various direct to consumer channels of distribution; (ii) direct response marketing expertise; (iii) a vertically integrated operating infrastructure; (iv) access to established vendor relationships to assist in building their businesses; and (v) investment capital necessary to develop, advertise and build their products. These companies may also benefit from our ability to cross-market their products to our existing customer database.

From our perspective, investing our capital and management expertise in developing these consumer brands provides us with the business opportunity of developing valuable long-term equity interests in entrepreneurial health and beauty-related companies. Although we will be providing our direct response marketing services and channels of distribution for numerous health and beauty-related products and services, one of our principle objectives is to build an equity portfolio of unique investments.

Outlined below is a description of our Linda Seidel Natural Cover line of cosmetics, our first equity investment. In 1994 we invested approximately $850,000 for the ownership rights to market this unique line of cosmetic products and a long- term employment agreement with Ms. Linda Seidel, the developer of Natural Cover. When we acquired these rights, the entrepreneurs had been in business for approximately fifteen years and had annual sales of less than $400,000. Through implementation of our direct response marketing techniques, we have built their business to over $4,000,000 in annual sales for both calendar years 1997 and 1998. We believe that the expansion of the Natural Cover product line is indicative of what we might experience with other successful equity investments in entrepreneurial companies. Our marketing strategy, target audience and channels of distribution are detailed for your review.
LINDA SEIDEL COSMETICS BRAND

STRATEGY FOR MARKETING LINDA SEIDEL NATURAL COVER
Linda Seidel. The credibility and expertise of Linda Seidel is central to the marketing strategy and positioning of the Natural Cover brand of cosmetics. As the creator of Natural Cover, Ms. Seidel is widely recognized in the cosmetics industry as the pioneer in the development and application of corrective makeup. Ms. Seidel has conducted training seminars and lectures at such prestigious medical institutions as Johns Hopkins Hospital and the Mayo Clinic. As a world renowned makeup artist and author of the book The Art of Corrective Makeup, Ms. Seidel's advice and expertise has been the focus of numerous magazine articles in such publications as Vogue, People, Glamour, Cosmopolitan, Good Housekeeping, McCall's and Family Circle. In addition, her compassion and the unique relationships she has established with her clients have been profiled during interviews with Oprah Winfrey, Sally Jessy Raphael and several other television programs. The following are examples of the diversity of her media exposure:

TELEVISION COVERAGE
Sally Jessy Raphael Show; Maury Povich Show; How'd They Do That?; and the Home Shopping Network.

AWARDS
National Association of Women Business Owners: Woman of Excellence Award
1993.
Beta Gamma Sigma National Medallion for Entrepreneurship 1994.

MAGAZINE ARTICLES
Allure:   "Call to Order",  "Something to Hide"
Cosmopolitan: "Flawed Skin Turns Perfect: Freckles, Sun Damage", "Correcting Facial Flaws with Makeup"
Elle:   "A Great Eye: New Concealers and How to Use Them", "Great Skin
Bottled"
Family Circle:  "They're Not Makeovers, They're Miracles"
Glamour: "Gorgeous Eyes: Conceal Like an Expert", "Makeup for a Wedding"
Glamour:  "Stress breakouts: How to Hide Them", "The New Superconcealers:
Which is Best?"
Good Housekeeping: "Makeover of the Month"
Mademoiselle: "The Great Cover Up: Birthmarks", "Varicose Veins - Questions and Answers"
McCall's:  "Joining the World Again: A Burn Survivor's Triumphant Story",
McCall's:  "Your Most Embarrassing Beauty Problems Solved"
Mirabella:  "Concealing Undereye Circles"
People:  "Hiding Trauma's Scars"
The New York Times Magazine:  "Camouflage"
Vogue: "Beauty Answers: Spider Veins", "Beauty Questions and Answers" Woman's Day: "Cover Scars, Birthmarks, and Blemishes So They Don't Show", "Spider Veins: Gone for Good!"

SYMPOSIA, LECTURES AND DEMONSTRATIONS
Johns Hopkins Hospital: Plastic Surgery Grand Rounds, Dermatology
Department, Cleft and Craniofacial Center;
Maryland Institute for Emergency Medical Services Systems: The Nursing
Perspective
Skin Care Association of America
American Aestheticians Education Association (AAEA)
Center for Plastic Surgery, PC: Craniomaxillofacial Symposium
International College of Dentists: Continuing Education Symposium
Mid-Atlantic Chapter of the Society of Cosmetic Chemists
Sigma Beta Delta "Power of One" Keynote Address
Bronson Methodist Hospital: Michigan Trauma Symposium
The Phoenix Society: World Burn Congress V

Natural Cover Products. The second element of our marketing strategy was to emphasize the performance qualities of the cosmetic products. Natural Cover is a cosmetic foundation that was initially developed for use by plastic surgeons and others within the medical community throughout the United States. This unique foundation was created to completely conceal any skin discoloration, perfectly match any skin tone and look natural on the skin. Its highly concentrated formula is hypoallergenic, non-irritating and gentle enough to conceal bruising associated with sensitive, post-operative skin. When combined with Performing Powder, Natural Cover is 100% waterproof and durable enough to last all day without the need for touchups, an attribute that is desirable to the average cosmetic consumer. The Linda Seidel product line consists of three main product categories: Natural Cover, Glamour Enhancers and Skin Conditioning.

NATURAL COVER LINE
Natural Cover Foundation:		Available in 20 skin tone
					shades; Cream, Oil Free and
					Original Formula
Natural Cover Body Stick:		Available in 5 shades; ideal
					for use on legs, shoulders,
					other body parts
Natural Cover Coversticks:		Available in 4 shades; ideal
					for use under eyes or touch-
					ups
Performing Powder:			Available in 6 shades; sets
					and waterproofs Natural Cover
Liquefying Remover:			Liquifies Natural Cover for
					easy, gentle removal
Moisturizer:				Water soluble, non-greasy
					formula to apply before
					foundation
GLAMOUR ENHANCERS
Blush:					Mirrored compact containing 2
					blushes; 5 shade combinations
Eye Shadow:				Mirrored compact containing 4
					shadows; 5 shade combinations
Eye Pencils:				Soft formula glides on easily;
					6 shades
Lipstick:				Creamy semi-matte, long-
					lasting formula; 12 classic
					shades
Lip Pencils:				Matte formula, complements
					lipstick shades; 6 shades
Vitamin E Stick:			Vitamin E and Cocoa Butter to
					use on lips and under eye
SKIN CONDITIONING
Lathering Citrus Wash:		Water-activated formula gently
					cleanses without deter gents
Exfoliating Skin Polish:		Removes dead skin cells; eliminates flaky
buildup
Invigorating Citrus Toner:		Soothes skin; closes pores
Glycolic Treatment Cream:		Gentle formula dissolves dead
					skin cells exposing new skin
					cells
Eye Recovery Cream:			Helps moisturize and protect
					delicate under eye skin
Triple Action Exfoliating Mask:	Provides extra exfoliation and
					deep cleansing
Retexturizing Body Lotion:		Provides moisture and help
					for flaky skin all over the
					body
Oil Control Complex:		Helps prevent oil-
					breakthrough
Hydrating Mist:			Herbal extracts to maintain
					optimum moisture
Calming Toner:			Alcohol free formula with
					chamomile for sensitive skin
Moisturizer with SPF 15:		Water-soluble moisturizer with
					Vitamins A & D

Demonstrable Customer Testimonials. The third component of the marketing strategy was client testimonials. One of the primary reasons for the success of Linda Seidel's direct response advertising campaign has been the emotional impact and credibility of her client testimonials. The ability to demonstrate Natural Cover's performance, supported by real-life testimonials, provides the Company with a unique, sustainable and cost-effective marketing message. The consistent, simple message conveyed by each testimonial to the targeted customer is: "if Natural Cover works for me, it will work for you."

THE TARGET AUDIENCE FOR NATURAL COVER
General Market. The typical Linda Seidel customer is female, perceives that she has a minor skin imperfection such as dark under eye circles, sun damage, age spots or a blotchy uneven skin tone which she would like to conceal, and she uses Natural Cover as her everyday foundation. A sampling of our current customer database suggests that over 90% of these women purchase Linda Seidel's products using a credit card; over 80% have completed high school and attended college; over 50% work outside the home in a service-related industry; and approximately 50% are between 30 to 50 years of age. Their ethnic composition closely mirrors that of the United States and they reside in all 50 states with the highest concentration in California, Texas and Florida.

Hispanic Market. The Natural Cover shade selections provide options to the Hispanic marketplace who represent an extremely wide variety of skin tones, ranging from very light olive shades to the deepest brown shades. The product line also performs remarkably well in the demanding hot weather conditions of Texas, California, Florida, New Mexico and Arizona, where a significant portion of the Hispanic population resides. The Company believes that its sales to this market will continue to grow because of the combination of higher per capita usage of cosmetics by Hispanic women, limited direct response advertising by competitors and the growth in spending power by this demographic group.

Medical Practices. During 1997, the Company launched a comprehensive outbound telemarketing and direct mail campaign which targeted the growing cosmetic laser surgery industry. As of December 1998, the marketing campaign has resulted in over 600 new medical practices who provide or refer the Natural Cover line of cosmetics for their patients. The benefits to the medical practice include a source of incremental revenue, cosmetic products which effectively conceal post-operative redness or bruising and access to the Company's professionally trained makeup artists. For the patient, the primary advantage to using the Natural Cover Laser Foundation System is the ability to return to normal activities within 10-14 days following their surgical procedure.

Professional Makeup Artists. Natural Cover is highly recognized in the field of professional makeup artistry. This community consists of aestheticians who free-lance or are employed in medical practices and professional makeup artists employed by spas, salons, television stations, film studios or theatrical production companies. These professionals have discovered the benefits of Natural Cover as a foundation product that performs well in intense heat and moisture, conceals skin discoloration and perfectly matches skin tone, making it ideal for professional use.

CHANNELS OF DISTRIBUTION
Direct Response. We utilize various forms of mass market advertising media such as television, direct mail, the Internet, radio, print and catalog inserts to generate new customer orders. Over 90% of these new customers purchase products by credit card via a toll free 800 number. The primary benefit of the direct response channel of distribution is the ownership and control of the customer names that are maintained in a proprietary database and available for cost-effective secondary marketing efforts.

The key components of the Linda Seidel Natural Cover direct response marketing strategy include the following:

*	demonstrable and credible marketing materials for the Natural
	Cover cosmetic line;
*	development of sophisticated internal financial models to
	accurately measure performance of direct
	response media purchases;
*	efficient order processing execution through management of our
	fulfillment, customer service and
	management information systems; and
*	cost effective video and print production capabilities to create
	and test a variety of marketing strategies.

To date, most new customer orders have been generated through two thirty-minute television infomercials. However, during 1998 other direct response marketing campaigns have profitably generated new customer orders through use of direct mail, international marketing and the Internet.

Hispanic Distribution. Our Hispanic distribution strategy targets Spanish speaking customers via direct response marketing. We believe this niche market represents a viable and profitable channel of distribution. During 1998, the Company began to market to the Hispanic consumer. These marketing efforts have included production of two television commercials, direct mail pieces in Spanish and the implementation of specialized inbound telemarketing programs to process new customer orders. The initial media tests in Puerto Rico and Florida have proven profitable. During 1999, we will expand our direct response marketing campaign in the United States. Beginning in 2000, we plan to use these efforts in the United States as a platform to market the Linda Seidel product line in countries throughout Central and South America.

Medical Distribution. We distribute products through a network of plastic surgeons and dermatologists throughout the United States and Canada. During 1997, we launched a comprehensive outbound telemarketing and direct mail campaign that targeted the growing cosmetic laser surgery industry within the medical community. As of December 1998, the marketing campaign has resulted in over 600 new medical practices either distributing or referring the Natural Cover line of cosmetics.

For the medical practice, the benefits of the Natural Cover products include a source of incremental revenue, unlimited access to the Company's professionally trained makeup artists and a cosmetic product that effectively conceals post-operative redness or bruising, thereby complementing the laser surgery results. For the patient, the primary advantage to using the Natural Cover Laser Foundation System is the ability to return to normal activities within 10-14 days following the surgical procedure. The medical channel of distribution offers several opportunities for the Company. The first includes a continual source of new customers that may be developed into long-term reorder customers. Secondly, support from the established medical community is utilized throughout the Company's marketing materials to build upon the credibility of Linda Seidel and the Natural Cover line of cosmetics. Lastly, as the traditional lines between the cosmetic industry and medical industry continue to become blurred, consumers will increasingly demand products that incorporate attributes from both industries. The Linda Seidel brand name and Natural Cover cosmetics will be positioned to effectively take advantage of the shift in consumer demand.

Service Centers.  Our first service center location opened in late 1997 as
an extension to our existing facilities. This    service center utilizes
approximately 600 square feet of space which includes a professional makeup studio for personalized client consultations by appointment, and a product testing area where walk in customers can freely sample the our cosmetic products and view a variety of testimonials from satisfied customers, medical professionals and makeup artists describing their experiences with the Natural Cover cosmetic products.


International Sales. Natural Cover is currently distributed internationally in Canada, Taiwan and Australia. We are contacted periodically by firms interested in distributing in other international markets. We evaluate these opportunities on a case-by-case basis and expect to continue to expand international distribution through licensing agreements. In addition, we plan to build upon our marketing efforts to the Hispanic community in the United States as a platform to market our product lines in countries throughout Central and South America.

Catalog. Each of the previously described Linda Seidel channels of distribution provide initial customer name acquisition. Once a customer purchases the Natural Cover line of products, their name, and all relevant information concerning their account including address, telephone number and credit card information, are logged into a proprietary customer database. This information provides the backbone for our profitable and expanding catalog reorder business. Each new customer is provided with one of our catalogs which details the extensive product line. As we build our multiple channels of distribution, this annuity reorder business should continue to grow and contribute significantly in terms of both revenues and operating profitability. Due to the operating efficiencies within the existing infrastructure and the minimal incremental marketing costs associated with each catalogue reorder, the reorder business represents a valuable source of operating profits. In addition, we view the interaction between our customer service representatives and our customers as an opportunity to forge long-term relationships that will provide future marketing opportunities and insight on new product development.


INTELLECTUAL PROPERTY PROTECTION
We hold United States trademark registrations for the "Linda Seidel" and the "Natural Cover" names. However, these registrations, and other steps to protect the names may not provide substantial protection and will not preclude other companies from developing products that are similar to or competitive with our products. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights and confidential information to the same extent as the laws of the United States. Although we are unaware of any basis for an intellectual property infringement or invalidity claim against us, there can be no assurance that third parties, including competitors, will not assert claims against us or that, if asserted, such claims will not be upheld. Intellectual property litigation could result in substantial cost to and diversion of our efforts and resources. Such litigation may be necessary to enforce our rights, to protect trade secrets, to defend against claimed infringement of the rights of others, and to determine the scope and validity of the proprietary rights of others. There can be no assurance that we would prevail in any litigation or that, if we were unsuccessful, we would be able to obtain any necessary licenses on reasonable terms, or at all.

We currently hold the Internet domain name "healthandbeautydirect.com," and various other related names. Internet regulatory bodies generally regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "healthandbeautydirect.com" domain name in all of the countries in which we may desire to conduct business. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.


EMPLOYEES
As of December 31, 1998, the Company had 22 full-time and part-time employees. At various times during the year temporary employees are utilized for fulfillment and administrative functions. None of the Company's employees is currently covered by collective bargaining agreements. We consider our employee relations to be good.


FACILITIES
We currently operate a 2,635 square foot office facility and a 2,700 square foot warehouse distribution facility in Baltimore, Maryland. The office facility is under a lease that expires June 30, 2004 and the warehouse distribution facility lease expires June 30, 2000. Both leases contain renewal options and the office facility lease contains a termination option on June 30 2002 at the request of the Company. These facilities include our warehousing and fulfillment operations, customer service center, management information systems, marketing department and administrative offices. The Company also maintains a short-term monthly office sublease in Herndon, Virginia.

REGULATORY MATTERS
Our products and marketing and advertising practices are subject to regulation by various federal, state and local regulatory authorities, including the Federal Trade Commission ("FTC"), Federal Communications Commission ("FCC") and the U.S. Food and Drug Administration ("FDA"). We are also subject to other federal, state, and local regulatory requirements, including federal, state and local environmental regulations issued by the
U.S. Occupational Safety and Health Administration ("OSHA").   As we begin
to market a broader variety of products and services, we may become subject to regulation by agencies other than those listed above. The effect of an alleged violation of any of these regulations could cause a major change in or discontinuance of our business. Since we currently do no manufacturing, processing or packaging, we have not encountered any significant environmental law compliance issues.

We collect sales and use taxes on sales to residents in Maryland only. Opening of service centers in other states may necessitate collection of taxes on sales to their residents. One or more states may seek to impose such sales and use tax collection obligations on out-of-state companies, such as ours, which engage in electronic commerce (after the current three-year Congressional moratorium). If we were required to collect additional sales or use taxes, it would increase our administrative costs. State tax authorities could conduct a nexus audit of the Company, which could give rise to a retroactive assessment for tax liabilities. State sales and use tax laws typically provide for a lengthy statute of limitations, and any assessment amount could be damaging.


LEGAL PROCEEDINGS
We are periodically involved in legal proceedings or litigation incident to the ordinary course of our business operations. Our business exposes us to potential product liability risks that are inherent in the marketing and sale of health and beauty-related products. We are not a party to any litigation or other legal proceeding that, in the opinion of management, could have a material adverse effect on our business, financial condition or results of operations. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS
The Company's executive officers, directors and principal shareholders of the General Partner of Venture Media Limited Partnership, and their respective ages, as of December 31, 1998 are as follows:

Brian Fraidin 			34	Chief Executive Officer,
						Chief Financial Officer,
						Board of Directors
David Dougherty 			49	Shareholder, General Partner
						of Venture Media Limited
						Partnership
Ananth Krishnamurthy 		33	Shareholder, General Partner
						of Venture Media Limited
						Partnership
Alejandro Mendoza			42	Management Information
Systems Director
Vipul Munjal				32	Comptroller
Marion Jacques			34	International Marketing
						Director
Steven Zwagil				41	Board of Directors
Steven Blaustein			34	Board of Directors
Linda Seidel				50	Board of Directors

Brian Fraidin has served as Chief Executive Officer of the Company since April 1994. In such capacity Mr. Fraidin provides strategic, marketing and financial planning direction for the business and is responsible for overseeing all day- to-day operations. He is President of VenTech, Inc., the General Partner of Venture Media Limited Partnership, the majority shareholder of HealthandBeautyDirect.com, Inc. Venture Media Limited Partnership is a private equity fund based in Baltimore, Maryland. Mr. Fraidin is a 1986 undergraduate of the University of Pennsylvania, Wharton School of Finance. He earned his CPA in 1986 and graduated from University of Baltimore Law School with a Juris Doctor degree in 1997.

David Dougherty is a shareholder of VenTech, Inc., the General Partner of Venture Media Limited Partnership. Venture Media Limited Partnership is the majority shareholder of HealthandBeautyDirect.com, Inc. Since 1991, he has been a Partner in Dougherty and Company, Inc., a firm providing U.S. mergers, acquisitions and general corporate finance advice to U.S. and international firms and entrepreneurs. Mr. Dougherty's career, which spans more than 25 years, includes senior level positions with Kidder, Peabody and Company, Inc. and Bankers Trust Company. At Bankers Trust Company from 1980-1990 his positions included Managing Director and Head of the Mergers and Acquisitions and Merchant Banking groups. At Kidder, Peabody he was Vice President of Public Finance through 1980. Mr. Dougherty is a 1971 graduate of Georgetown University and holds a Juris Doctor degree from Temple University.

Ananth Krishnamurthy is a shareholder of VenTech, Inc., the General Partner of Venture Media Limited Partnership. Venture Media Limited Partnership is the majority shareholder of HealthandBeautyDirect.com, Inc. He is currently involved in the investment banking industry, responsible for structured finance transactions with US corporations in the context of corporate mergers and restructurings. Between 1991-1995, Mr. Krishnamurthy held senior positions with Wasserstein Perella & Co. and The Goldman Sachs Group where he was involved in the investment banking industry, including strategic, transactional and financing aspects of mergers and acquisitions engagements. He is a 1987 graduate of the University of Pennsylvania, Wharton School of Finance and received his MBA from The Wharton School in 1988.

Alejandro Mendoza has served as Management Information Systems Director for the Company since April 1994. He is responsible for coordinating the development and maintenance of all aspects of our customer database management, order processing and fulfillment systems. Mr. Mendoza received his Masters of Science in computers and graphic design from The Pratt Institute of New York in 1986 and graduated from the University of Florida, Gainesville in 1978.

Vipul Munjal has served as Comptroller of the Company since June 1995. He is responsible for overseeing all accounting and financial analysis for the Company. From 1993 to May 1995, Mr. Munjal served as the Assistant Comptroller for National Shipping Company of Saudi Arabia America, Inc. In such capacity he provided accounting and financial planning for a variety of international transactions. Mr. Munjal received his MBA from University of Baltimore in 1993 and is a 1991 graduate of Edinboro University of Pennsylvania.

Marion Jacques has served as International Marketing Director for the Company since November 1996. She is responsible for coordinating distribution of our products in markets outside of the United States and overseeing our domestic Hispanic marketing efforts. From 1989 to October 1996, Ms. Jacques was employed at SunTrust Bank, Miami where she served as Assistant Vice President in the commercial real estate lending division. In such capacity she participated in loan origination, underwriting, presentation to credit committee and construction project oversight. Ms. Jacques is a 1987 graduate of the University of Pennsylvania, Wharton School of Finance.


Steven Zwagil is a Director of HealthandBeautyDirect.com, Inc. and Chairman of the Audit Committee. In such capacity he will oversee the Company's auditing procedures and strategic financial planning for the business. From 1998 to the present, Mr. Zwagil has served as the Chief Financial Officer for DPI Business Information Systems. From 1996 to 1997, he served as Chief Financial Officer of Fidelity First Financial Corporation. Mr. Zwagil was a senior partner with the accounting firm of Levin, Zwagil & Block, P.A. from 1988 to 1996 where he was responsible for the firm's litigation support, business valuation and taxation groups. He has been a practicing Certified Public Accountant since 1980.

Steven Blaustein is a Director of HealthandBeautyDirect.com, Inc. and Chairman of the Compensation Committee. In such capacity he will oversee the marketing and sales strategy for the Company. From 1987 to the present, Mr. Blaustein has served as a District Account Manager for McKesson/General Medical Corporation, the largest distributor of pharmaceuticals, medical supplies and capital equipment in the country. McKesson/General Medical Corporation is well established at every level of the healthcare industry and maintains strong relationships with dermatology and plastic surgery practices and other medical institutions to which the Company distributes its product.

Linda Seidel is a Director of HealthandBeautyDirect.com, Inc. Ms. Seidel is the Company's spokesperson for the Linda Seidel Natural Cover cosmetic brand. She is prominently featured in the printed marketing materials and television advertisements. She lectures frequently on behalf of the Company throughout the country and has an extensive network of relationships with professionals in the medical and cosmetics field. She has been personally assisting clients through the use of corrective make-up and application techniques for the over 25 years and is a licensed cosmetician.

DIRECTOR COMPENSATION
Directors who are officers or employees of the Company or any subsidiary of the Company will receive no additional compensation for serving on the Board of Directors or any of its committees. Directors who are not executive officers of the Company will receive upon initial election to the Board an option to purchase 5,000 shares of Common Stock for a purchase price equal to 100% of the fair market value of the stock on the date of grant. Each option is expected to have a term of 3 years and to vest in 3 equal installments beginning on the first anniversary of the date of the grant. Directors who are not executive officers of the Company will receive a single annual retainer of $2,500 for service on the Company's Board and may receive an additional fee for serving as chair on one of the committees of the Board of Directors. All directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings.

COMMITTEES OF THE BOARD OF DIRECTORS
Upon completion of the Offering, the Company's Board of Directors will establish an Audit Committee and a Compensation Committee. Each committee will consist of at least two directors, neither of whom will be an officer or employee of the Company.

The duties of the Audit Committee will be the following: (i) Recommend the selection of independent certified public accountants to the entire Board of Directors. (ii) Perform an audit of the financial statement of the Company.
(iii) Review the activities and report of the independent certified public accountants. (iv) Report the results of such review to the entire Board of Directors. The Audit Committee will also monitor the internal controls of the Company.

The duties of the Compensation Committee will be to provide a general review of the Company's compensation and benefit plans to ensure that they meet corporate objectives and to administer or oversee the Company's Stock Option Plan and other employee benefit plans. In addition, the Compensation Committee will review the compensation of the officers of the Company, the recommendations made by the Chief Executive Officer regarding compensation of all employees of the Company and any major changes in the Company's compensation policies and practices.

STOCK OPTION PLAN
The Company has reserved shares equal to 10% of its Common Stock outstanding for issuance to employees, officers, directors and consultants pursuant to an Incentive Stock Option Plan to be adopted.

EXECUTIVE COMPENSATION
The Company has not paid any of its employees or directors more than $100,000 a year. Brian Fraidin, the President of the General Partner of Venture Media Limited Partnership, the Company's predecessor, has served as the Company's acting chief executive officer since 1994. His services, and the services of other shareholders of the General Partner of Venture Media Limited Partnership, have been provided in return for distributions made by the Company. During 1998 and 1997 the distributions to Venture Media Limited Partnership were $243,535 and $24,336, respectively.


Effective at the close of this Offering, executive management services provided to the Company by Venture Media Limited Partnership will be covered by a "Management Services Agreement." This Management Services Agreement calls for payment by the Company to Venture Media Limited Partnership of $175,000 for services to be provided for the twelve (12) months following the closing of this Offering. The Management Services Agreement will be automatically renewed annually under similar terms and conditions subject to approval by both the Company and Venture Media Limited Partnership. The nature of services to be provided and the compensation for those services will be determined and approved by directors of the Company who are independent of Venture Media Limited Partnership. See "Certain Transactions."

EMPLOYMENT AGREEMENTS
The Company has an employment services agreement with Ms. Linda Seidel, a
director of the Company.   Ms. Seidel's employment services agreement ends
on December 31, 2003 and may be renewed for an additional 5 year term. Ms. Seidel receives compensation from the Company in the form of a base salary of $60,000 per year, appearance fees for seminars and makeup consultation fees. Ms. Seidel, through her management company, Corky, Inc., also owns 683,792 shares of Common Stock in the Company. As a director of the Company, Ms. Seidel is entitled to benefits that the Company's Board of Directors or its Compensation Committee may determine.


CERTAIN TRANSACTIONS

The Company historically has transacted business with its predecessor's general partners and their affiliates in the ordinary course of managing the business. These transactions have included provision of the following business services by Venture Media Limited Partnership: computer design, video production, leasehold improvements, short-term financing, legal counsel, office cleaning, printing and media buying. Effective at the close of this Offering, executive management services provided to the Company by Venture Media Limited Partnership will be covered by a "Management Services Agreement." This Management Services Agreement calls for payment by the Company to Venture Media Limited Partnership of $175,000 for services to be provided for the twelve (12) months following the closing of this Offering. The Management Services Agreement will be automatically renewed annually under similar terms and conditions subject to approval by both the Company and Venture Media Limited Partnership. The nature of services to be provided and the compensation for those services will be determined and approved by directors of the Company who are independent of Venture Media Limited Partnership. During 1998 and 1997, distributions in the amounts of $243,535 and $24,336, respectively, were made by the Company to Venture Media Limited Partnership.

During 1998, the Company purchased certain direct response media buying assets from Venture Media Limited Partnership for $200,000 and made accrued royalty payments to Ms. Linda Seidel of $80,000. During 1997, the Company sold approximately $1,700,000 in direct response media at approximately cost to clients of Venture Media Limited Partnership. Venture Media Limited Partnership and Brian Fraidin are guarantors on the Company's $1,000,000 revolving line of credit with NationsBank. The Company believes that the forgoing related party transactions were on terms at least as favorable to the Company as those available from non-related parties. The disinterested directors of the Company's Board will approve all future transactions with affiliates and related parties of HealthandBeautyDirect.com.


PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this Prospectus, certain information regarding the ownership of the Company's Common Stock assuming the maximum number of shares are sold during this Offering. The information is provided with respect to (i) each person who is known by the Company to own beneficially more than five (5%) percent of the Company's Common Stock,
(ii) each of the Company's officers and directors and (iii) all officers and directors as a group. Except as otherwise indicated below, to the knowledge of the Company, each person listed below has sole voting power and investment power with respect to the Common Stock beneficially owned by such person.


				Shares Owned 			Shares Owned
				Before Offering	 	After Offering
Name and Address of		Number of	Percent   Number of  Percent
Beneficial Owner		Shares Owned Owned    SharesOwned Owned


Venture Media
Limited Partnership (1)		    4,453,619	  63.62% 4,453,619 59.38%
3406 Fielding Road
Baltimore, MD 21208

Corky, Inc. (2) 		   		683,792  9.77%  683,792  9.12%
2311 Falls Gable Lane
Baltimore, MD 21209

World Net
Communications, LLC. (3)   	      615,413  8.79%   615,413	8.21%
29 Cornbury Lane
Owings Mills, MD 21117

Alejandro Mendoza (4)	    		36,6560  0.52%    36,656	0.49%
Roberto del Rio 1839
Providencia, Santiago, Chile

Vipul Munjal (5) 				16,083 0.23%	     16,083 0.21%
29 Winter Berry Court
Hunt Valley, MD 21030

Marion Jacques (6)				16,083 0.23%	     16,083	0.21%
7200 SW 110th Terrace
Pinecrest, FL 33156

Steve Zwagil (7)				14,892  0.21%	     	14,892 0.20%
2215 Sugarcone Road
Baltimore, MD 21209

Steven Blaustein (8)		 	34,823 0.50%	     34,823	0.46%
36 Beecham Court
Owings Mills, MD  21117

Brian Fraidin (9)				0	0.00%		0	0.00%
3406 Fielding Road
Baltimore, MD 21208

Linda Seidel (10)				0	0.00%		0	0.00%
2311 Falls Gable Lane
Baltimore, MD 21209

All Officers
and Directors (11) 			5,187,126   74.10%  5,187,126    69.16%
as a group (4 persons)

(1)	Messr.'s Fraidin, Dougherty and Krishnamurthy are each
	shareholders of the General Partner of Venture Media
	Limited Partnership.
(2) Ms. Linda Seidel is the President and sole shareholder of
Corky,Inc.
(3)	Mr. Michael Seidel is the President and sole shareholder of
	World Net Communications, LLC.
(4)	Mr. Alejandro Mendoza is the Management Information
Services Director for the Company.
(5)	Mr. Vipul Munjal is the Comptroller for the Company.
(6)	Ms. Marion Jacques is the International Marketing Director for the
Company.
(7)	Mr. Steve Zwagil is a director of the Company.
(8)	Mr. Steven Blaustein is a director of the Company.
(9)	Mr. Brian Fraidin is the Chief Executive Officer and a director of the Company.  Does not include beneficial
	ownership of shares owned in the General Partner of Venture
	Media Limited Partnership.
(10)	Ms. Linda Seidel is a director of the Company.  Does not include beneficial ownership of shares in Corky, Inc.
(11)	Includes beneficial ownership of shares as described in the
	notes above.

DESCRIPTION OF CAPITAL STOCK

The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Company's authorized capital stock consists of 9,800,000 shares of Common Stock, $0.01 par value per share, and 200,000 shares of Preferred Stock, $0.01 par value per share.

COMMON STOCK
Upon sale of the minimum in this offering, it is expected that the 7,000,000 shares of Common Stock to be initially issued in exchange for the contribution of the business will be held by 30 persons of record. There will be [ ] shares of Common Stock outstanding if the Minimum is sold in this offering and 7,500,000 shares outstanding if the Maximum is sold.

The holders of Common Stock are entitled to one vote per share on all
matters to be voted upon by the shareholders.   They are entitled to receive
their proportion of any dividends as may be declared from time to time by the Board out of legally available funds, subject to preferences that may be applicable to any Preferred Stock outstanding at the time. Common shareholders are entitled to share proportionately in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock in the event of a liquidation, dissolution or winding up of the Company. Common shareholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All the shares of Common Stock now outstanding are, and the shares to be issued in this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK
No shares of Preferred Stock have been issued and the Company's Board of Directors does not presently intend to issue Preferred Stock. The Board has the authority to issue up to 200,000 shares of Preferred Stock in one or more series and to fix the shares' rights, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares in each series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock could have one or more of the following effects: (i) restrict Common Stock dividends if Preferred Stock dividends have not been paid, (ii) dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock or
(iii) prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the certificate of incorporation or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of Preferred Stock may discourage bids for the Company's Common Stock at a premium over the market price and could have a material adverse effect on the market value of the Common Stock.

CERTAIN PROVISIONS OF DELAWARE LAW
The Company will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, they prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested shareholder" for a period of three years after the date of the transaction in which the person became an "interested shareholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested shareholder" obtained that status; (ii) upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," the "interested shareholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested shareholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a shareholder. In general, an "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATION AND INDEMNIFICATION OF LIABILITY OF OFFICERS AND DIRECTORS
The Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware Corporation law, a director of the Company will not be personally liable to the Company or its shareowners for money damages for breach of fiduciary duty as a director. The Certificate also allows the Company to indemnify, to the fullest extent permitted by law, any of its directors, officers and employees, as well as anyone serving as a director or officer of another enterprise at the Company's request. The Company's Bylaws provide that the Company shall, to the maximum extent permitted by Delaware Corporation Law, indemnify each of its directors and officers (including persons who serve at its request as directors or officers of another enterprise) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed proceeding in which the person was or is a party or is threatened to be made a party because of being a director or officer of the Company. The Company is required to pay the expenses, including attorney's fees, incurred by a director or officer in connection with the defense or disposition of any proceeding, in advance of the final disposition, if the person agrees to repay them if it is ultimately determined that the person was not entitled to indemnification. The Company's Bylaws also permit it to indemnify other employees and agents of the Company (including persons who serve at its request as employees or agents of another enterprise). The Company has been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the Securities Act is unenforceable, as against public policy expressed in the Securities Act.

TRANSFER AGENT
The transfer agent for the Company's securities will be The Registrar and Transfer Company with offices located in Cranford, New Jersey.


SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for the Company's securities. The shares have been approved for listing on the Chicago Stock Exchange after completion of this Offering. We cannot make a prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, including any sales after the lapse of the restrictions described below, could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

Upon completion of the Offering, the Company would have [ ] shares of Common Stock outstanding if the Minimum were sold and 7,500,000 if the Maximum were sold. Shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which may be acquired by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144".) Any shares acquired by an affiliate will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 5,802,539 shares of Common Stock held by existing shareholders of the Company upon completion of the Offering will be "restricted securities" (as that phrase is defined in Rule
144) and may not be resold in the absence of registration under the Securities Act or an exemption from registration, including the exemption provided by Rule 144.

In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period, beginning 90 days after the date of this Prospectus, a number of shares that is not more than the greater of (i) 1% of the then-outstanding shares of Common Stock (approximately 75,000 shares if the Maximum is sold in this offering) and (ii) the average weekly trading volume during the four calendar weeks preceding the sale. Owners of restricted securities who have not been affiliates of the Company at any time during the 90 days immediately preceding their sale, who have beneficially owned their shares for at least two years may sell those shares pursuant to Rule 144(k) without regard to the limitations described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied. The Company is unable to estimate the number of shares that will be sold under Rule 144, which depends on the market price of the Common Stock, the personal circumstances of the sellers and other factors.

All of the owners of outstanding shares of Common Stock prior to this Offering have entered into a "lock-in agreement" with the Company, further restricting the sale or other transfer of these shares for a period of 2 years after the completion of this Offering. With the prior approval of the Board of Directors, up to a 175,000 of these shares of Common Stock can be sold in to the public trading market in each calendar quarter.

PLAN OF DISTRIBUTION

We propose to offer and sell the shares directly to members of the public residing in selected states. Announcements of this Offering, in the form prescribed by Rule 134 of the Securities Act, will be communicated to selected persons who are customers or have other relationships with the Company or its officers and who reside in certain parts of the United States. We will deliver a copy of this Prospectus to those who request it, together with the Share Purchase Order. Assuming the maximum share price, all shares will be sold at the public offering price of $12.00 per share and a minimum purchase of 50 shares is required. We reserve the right to reject any subscription or share purchase agreement in full or in part.

The Company will effect offers and sales of shares only through Brian M. Fraidin, its Chief Executive Officer. Only Mr. Fraidin will sign acceptances of Share Purchase Orders on behalf of the Company and he will be the only individual to conduct activities that involve making oral solicitations or approval of written communications. Under Rule 3a4-1 of the Exchange Act, Mr. Fraidin will not be deemed a "broker," as defined in the Exchange Act, solely by reason of participation in this Offering, because (1) he is not subject to any of the statutory disqualifications set forth in Section 3(a)(39) of the Exchange Act, (2) in connection with the sale of the shares being offered, he will not receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities, (3) he is not an associated person (partner, officer, director or employee) of a broker or dealer and (4) he meets all of the following conditions: (A) primarily performs substantial duties for the Company otherwise than in connection with transactions in securities; (B) was not a broker or dealer, or as an associated person of a broker or dealer, within the preceding 12 months; and (C) will not participate in selling an offering of securities for any issuer more than once every 12 months.

Determination of Offering Price
Because there has been no market for the common stock of the Company, the public offering price has been determined by the Company's Board of Directors. Among the factors they considered were the Company's results of operations, its current financial condition, its future prospects, the state of the markets for its products and services, the experience of management and the economics of the industry segment in general. There can be no assurance that an active trading market will develop for our Common Stock or that our Common Stock will trade in the public market subsequent to this Offering at or above the initial public offering price.

Escrow of Minimum Proceeds
We are making this Offering on a "Minimum/Maximum" basis subject to subscription and payment for not less than [ ] shares (the "Minimum") and not more than 500,000 shares (the "Maximum"). See "Use of Proceeds." All subscription payments will be deposited into an escrow account at NationsBank. If the Minimum is not sold in this Offering by the termination date, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, but without any deduction for expenses.

During the Escrow Period, all subscription payments for shares must be delivered with a completed Share Purchase Order to the Escrow Agent. The Company will mail a copy of the Share Purchase Order to each purchaser within fifteen business days of acceptance by the Company. Stock certificates will not be issued to subscribers until the Minimum has been sold. Until then, purchasers will be subscribers and not security holders of the Company. During the Escrow Period, subscribers will have no right to a return of their payment.

After the Minimum has been fully subscribed, the Company will continue to offer the shares, not subject to payment for any further minimum amount, but not for more than a total of 500,000 shares. This Offering will end upon the earlier of the following: the sale of the Maximum amount, twelve months after the date of this Prospectus or the date on which the Company decides to close the offering. The Company reserves the right to reject any subscription or share purchase agreement in full or in part and to terminate the offering at any time prior to the sale of all the shares being offered.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Whiteford, Taylor & Preston LLP.


EXPERTS

The financial statements of the Company as of December 31, 1998 and December 31, 1997 have been included in this Prospectus and elsewhere in the Registration Statement in reliance on the audit reports of Naden/Lean, LLC, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.


ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof. The statements contained in this Prospectus as to the contents of any contract or other document identified as exhibits in this Prospectus are not necessarily complete, and in each instance, reference is made to a copy of such contract or document filed as exhibit to the Registration Statement, each statement being qualified in any and all respects by such reference. The Registration Statement, including exhibits, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Office, located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above. The Commission maintains a web site on the Internet that will contain all future reports, proxy and information statements and other information that the Company is required to file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS


	PAGE

Table of Contents						F-1

Independent Auditors' Report				F-2

Balance Sheets						F-3

Statements of Income and Partners' Capital		F-4

Statements of Cash Flows					F-5

Notes to Financial Statements				F6-11



INDEPENDENT AUDITORS' REPORT



To the Partners
Transforming Cosmetics



We have audited the accompanying balance sheets of Transforming Cosmetics (a Partnership), as of December 31, 1997 and 1998, and the related statements of income and partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transforming Cosmetics, as of December 31, 1998 and December 31, 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Naden/Lean, LLC



Baltimore, Maryland
February 5, 1999












TRANSFORMING COSMETICS
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

ASSETS

							   1997	  1998
CURRENT ASSETS
	Cash					  $    226,956  $   634,108
	Accounts receivable:
		Trade - net				312,300	123,467
		Credit card processor		151,328	 53,185
		Employees and affiliates	        26,861	 87,974
	Inventory					687,246	724,355
	Prepaid expenses				136,937	 70,387

		Total Current Assets	     1,541,628    1,693,476

PROPERTY, PLANT AND EQUIPMENT
- AT COST NET					       182,451	210,135

OTHER ASSETS
	Marketing materials and other - net	338,449	453,560
	Direct response advertising		256,927	512,538
	Deposits					 17,161	 13,661

Total Other Assets				     612,537	       979,759

TOTAL ASSETS					$  2,336,616	  $  2,883,370

LIABILITIES AND PARTNERS' CAPITAL

							1997		1998
CURRENT LIABILITIES
	Accounts payable
and accrued expenses		         $   662,820 $   562,505
	Notes payable				        5,026		 -
	Advanced client media deposits	           -	     541,983
	Obligations under capital lease	        8,084	       9,842
	Due to affiliates				80,000		-
	Reserve for returns
and allowances		                   228,424	      70,293

		Total Current Liabilities       984,354    1,184,623

NON-CURRENT LIABILITIES
	Note payable				        8,947		  -
	Obligations under capital lease         12,620	      2,778

	Total Non-Current Liabilities		21,567	      2,778

TOTAL LIABILITIES				   1,005,921    1,187,401

PARTNERS' CAPITAL				   1,330,695    1,695,969

TOTAL LIABILITIES
AND PARTNERS' CAPITAL			$  2,336,616 $  2,883,370




TRANSFORMING COSMETICS
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


						 1997			1998
SALES - net of returns
and allowances			$   7,687,626	$          9,552,994

COST OF GOODS SOLD		    		5,631,565	    7,429,250

	GROSS PROFIT		    		2,056,061	    2,123,744

OPERATING EXPENSES
	Selling			    	1,004,219		949,657
	General and administrative		713,914		571,781

	TOTAL OPERATING EXPENSES    	1,718,133	    1,521,438

	INCOME FROM OPERATIONS
BEFORE OTHER
		INCOME AND EXPENSES		337,928		602,306

OTHER INCOME AND EXPENSES
	Interest income			4,496			   698
	Gain (Loss) on disposal
	of fixed asset		    	(14,430)		  5,805
	Miscellaneous income		1,775	 		      -

	TOTAL OTHER INCOME
	AND EXPENSES				(8,159)		  6,503

	NET INCOME				329,769		608,809

PARTNER'S CAPITAL -
BEGINNING OF YEAR		    		1,025,262	    1,330,695

DISTRIBUTIONS					(24,336)	    (243,535)

PARTNERS' CAPITAL -
END OF YEAR					$1,330,695	$1,695,969





TRANSFORMING COSMETICS
CASH FLOW  STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


							 1997		1998

CASH FLOWS FROM OPERATING ACTIVITIES
	Net income				  	$329,769	$608,809

	Adjustments to reconcile
	net income to net cash
Provided by operating
activities:
		Depreciation and amortization   116,152	    278,457
		Provision for bad debts		37,038	     33,175
		(Gain)Loss on disposal of
		fixed asset			    	14,430	    (5,805)
	(Increase) decrease in
	operating assets:
		Accounts receivable		    (343,594)	   253,801
		Inventory			    (143,564)	   (37,109)
		Prepaid expenses		      (3,342)	   66,550
		Deposits				2,839	    3,500
	Increase (decrease)
in operating liabilities:
		Overdraft				(85,724)	 -
		Accounts payable and
		accrued expenses			465,554   (100,315)
		Advanced client media deposits	    -   541,983
		Due to affiliates			    -  (80,000)
		Reserve for returns
		and allowances	     		    -   (158,131)
		Other liabilities			121,734	  -

		NET CASH PROVIDED BY
OPERATING ACTIVITIES			       511,292 1,404,915

CASH FLOWS FROM INVESTING ACTIVITIES
	Purchase of property and equipment      (102,102)(90,624)
	Proceeds from disposal of fixed asset	     -     16,878
	Investment in marketing materials	      	(267,918)(203,933)
	Investment in direct
         response advertising		      	(256,927)(393,379)
	Net cash advanced to
	employees/affiliates			 474,230  (61,113)

		NET CASH USED IN
INVESTING ACTIVITIES		     		(152,717)(732,171)

CASH FLOWS FROM FINANCING ACTIVITIES
	Distributions	 				 (24,336)(243,535)
	Principal payments on notes payable	 (10,712) (13,973)
	Principal payments on obligations
		under capital leases		  (5,528)  (8,084)
	Net cash paid to affiliates		  (91,043)	 -

		NET CASH USED IN
FINANCING ACTIVITIES		    		(131,619) (	265,592)

NET INCREASE IN CASH AND
CASH EQUIVALENTS					226,956  	407,152

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR				    	 -   		226,956

CASH AND CASH EQUIVALENTS,
END OF YEAR					$226,956 		$634,108




TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTSFINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Transforming Cosmetics (the Company) was formed as a Maryland general partnership in April 1994. The Company markets and distributes a line of cosmetic products under the name "Linda Seidel's Natural Cover" throughout the United States. These products are marketed primarily through direct response advertising campaigns. In addition, the Company purchases and sells media on behalf of third party clients for use in their direct response advertising campaigns.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable - Trade consists primarily of second and third installments from customers who have elected to pay in three installments. The Company uses the allowance method for recognition of uncollectible accounts receivable. The allowance for uncollectible accounts as of December 31, 1998 and 1997 was $41,090 and $63,635, respectively.

Inventory

Inventory is stated at the lower of cost or market, using the first in, first out (FIFO) method. The inventory consists primarily of various cosmetic components included in kits, which are sold to customers. Additionally, inventory includes packaging and printed marketing materials.

Prepaid Expenses

Prepaid Expenses consist primarily of cash payments to media vendors for direct response advertising, typically made 15-45 days in advance to secure placement.

Property and Equipment

Property and equipment is recorded at cost. Depreciation expense is recognized using accelerated methods over the estimated useful lives of the specific assets, which range from 3 to 39 years. Repairs and maintenance of property and equipment are charged to operations when incurred. Betterments and renewals are capitalized and depreciated over the estimated useful lives of the respective improvements.

Revenue Recognition

Revenues from the sale of cosmetic products are recognized when the goods are shipped. Revenues from the sale of media are recognized when the media is aired on television. Payments received in advance are deferred until such time as the media is aired. As of December 31, 1997 and 1998, the Company's deferred revenues were $0 and $541,983, respectively.

Marketing Materials
Marketing Materials are recorded at cost. Amortization expense is recognized based on a cost-pool-by-cost-pool basis, over the period during which the future benefits are expected to be received. The amortization is computed using the ratio that current period gross revenues for the production cost pool bear to the total of the current and estimated future period gross revenues for the production cost pool. The estimated gross revenues for each production cost pool range from $1 million to $34 million. The estimated gross revenues for a cost pool may increase or decrease over time as a result of more accurate estimates based on current data. As a result, the ratio is recalculated with adjustments accounted for in the current and prospective periods.



TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Computer Software Costs

The Company has internally developed a computer database to process and track customer orders and to initiate and facilitate collections. These costs are to be amortized using the straight-line basis over five (5) years. As of December 31, 1997 and 1998, the Company has capitalized costs associated with the development of this system of $46,000 and $106,500, respectively. The system was operational in December 1998 and has started to be amortized.

Design, Packaging, Organizational and Other Costs - Intangible Assets, Packaging, Organizational and Other Costs

Design, packaging, organizational and other costs are amortized on the straight-line basis over five (5) years.

Reserve For Returns and Allowances

Under the Company's sales policy, customers may return goods ordered for up to 60 days after a sale is made. Accordingly, the Company has established a reserve for returns and allowances as of December 31, 1997 and 1998 based on historical trends.

Income Taxes

Pro rata income from the partnership is combined with the income and expenses of the partners from other sources and reported in the partners' individual federal and state tax returns. The partnership is not a tax-paying entity for purposes of federal and state income taxes, and thus, no income taxes have been recorded in the accompanying statements.

Concentration of Credit RiskCredit Risk

The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.




TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 2 - PROPERTY AND EQUIPMENT
Property and equipment consists of the following at December 31:

							1997		1998
Furniture, fixtures, equipment,
and computer software			$  156,545  $      241,923
Transportation equipment		    	    53,180          29,448
Leasehold improvements			    34,234          34,235
Equipment held under capital lease	    26,232          26,232
						   270,191         331,838


Less:  accumulated depreciation 	         (87,740)        (121,703)

Property and Equipment - Net  	       $  182,451     $   210,135

 Depreciation expense for the years ended December 31, 1997 and 1998 was $43,905 and $51,867, respectively.

 NOTE 3 - MARKETING MATERIALS AND OTHER
Marketing materials and other consist of the following at December 31:

						   	1997		  1998
Direct response marketing materials	      $733,007	$903,292
Design, packaging, organizational
and other 			     			 99,037 	 136,270
							 832,044     1,039,562
Less:  accumulated amortization		      (493,595)      (586,002)
Marketing Materials and Other - Net	     $  338,449 	$ 453,560
Amortization expense for the years ended December 31, 1997 and 1998 was $72,247 and $88,822, respectively.

NOTE 4 - DIRECT RESPONSE ADVERTISINGThe Company expenses the media costs of advertising the first time the advertising takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Direct response advertising consist primarily of television infomercials that include a specific toll-free number to order the Company's products. The capitalized costs of the direct response advertising are amortized based on the ratio of the cumulative revenue generated to date versus the total cumulative revenue estimated to be generated by the direct response advertising. The total anticipated economic benefit from direct response advertising, as of December 31,1997 and 1998, is estimated to be $6,256,000 and $11,759,500 respectively. Revenue generated as of December 31, 1997 and 1998 was approximately $5,643,000 and $10,482,000, respectively.

At December 31, 1997 and 1998, unamortized direct response advertising cost of $256,927 and $512,538, respectively, was reported in the accompanying balance sheet as other assets. For the years ending December 31, 1997 and 1998, amortization expense applicable to direct response advertising totaled $2,367,232 and $1,924,877, respectively.

F-8
TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

NOTE 5 - SALES

In addition to sales of cosmetic products, the Company provided various direct response media buying services to third party clients. During 1998, approximately $4,500,000 of media sales are included in the net sales of $9,552,994 which were sold at approximately 5% gross profit. During 1997, approximately $1,700,000 of media sales are included in the net sales of $7,687,626 that were sold at approximately cost (see Note 9).


NOTE 6 - NOTES PAYABLE

Notes payable consist of the following:
							   1997	1998
	Term note, payable in monthly
	installments of $453,  including
	Interest at 15.75% per annum
	secured by an  automobile.			$ 12,652	$  -

Term note, payable in monthly
installments of $667,including interest
at 8.5% per annum secured by an automobile.	    1,321	   -

		Total 					   13,873	   -

	Less:  current maturities  		    5,026	   -

	Notes payable - noncurrent			  $ 8,947	 $ -

NOTE 7 - OBLIGATION UNDER CAPITAL LEASE
In 1997, the Company entered into a lease agreement for a telephone system expiring in the year 2000 that qualified as a capital lease.
The asset has been recorded at the present value of future minimum lease payments, discounted using an interest rate of 19.8%. The capitalized cost of $26,232 less accumulated depreciation of $13,640 is included in property and equipment (Note 2- Property and Equipment). Depreciation expense for the system for the years ended December 31, 1997 and 1998 was $5,246 and $8,394, respectively. Interest expense for the years ended December 31, 1997 and 1998 was $3,084 and $3,398, respectively.

Future minimum lease payments under the capital lease are as follows:

Year ending December 31,1999		  $   11,482
			2000    			2,871
Total future minimum lease payments   	      14,353
Less:  Amount
representing interest   			     (1,733)

Present value of future
minimum lease payments    			      12,620

	Less:  Current portion    			9,842

	Long Term Portion			  $    2,778

			TRANSFORMING COSMETICSNOTES TO FINANCIAL STATEMENTSFOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998NOTE 8 - COMMITMENTSOperating LeaseOn January 31, 1997, the Company entered into a five year operating lease for its office space, which expires January 31, 2002. The lease provides for base annual rental of $80,000 for the first two years and increases to $90,000 for the final three years. Additionally, the lease provides that the Company pays its proportionate share of any increase in real estate taxes and insurance over the base year costs. The lease contains a 5-year renewal option. The Company also rents various other space on a month to month basis. Rent expense for the years ended December 31, 1997 and 1998 was $71,648 and $94,260, respectively.

Line of Credit

In July 1998, the Company's line of credit was renewed and increased to $1,000,000. The Note provides for interest at the Libor Rate plus 3.75%, applied to balances borrowed against the line of credit. The Note is secured by accounts receivable, inventory and prepaid media purchases, and was guaranteed by the general partner. The Note has a maturity date of May 2000 and has never been borrowed against as of December 31, 1998.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company transacts business with several of its general partners and their affiliates as summarized below:



								1997		1998
Nature of Transaction	Nature of Relationship 	Amount		Amount
Purchase of
direct response media   Partners and Affiliates	$1,704,215	$0

Purchase of media
business assets		Partners and Affiliates	$0	       $200,000


Operating expenditures
including rent, office
cleaning, royalties,
carpet purchase, and
computer design.		Partners and Affiliates	$59,929     $88,744


The Company's operating agreement provides for certain management services to be provided by the general partner. No payments are due or payable to the general partner for these services.

Balance due to/from related parties at December 31 are as follows:

							1997		1998

Due from employees and affiliates			$ 26,861    $ 87,974
Accrued royalties due general partner		$ 80,000	$0

These transactions are payable on demand and without interest.




TRANSFORMING COSMETICS
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest expense paid by the Company for the years-ended December 31,1997 and 1998 was $5,808 and $4,473, respectively

Schedule of non-cash financing and investing activities for the year ended December 31, 1997:

Purchase of property and equipment			$128,334
Less: capital lease assumed		  	         26,232

Cash paid for purchase of property and equipment	$102,102

PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

	The Registrant's Certificate of Incorporation, Article Ninth, provide that a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware law. The Article aso provides that the Registrant may indemnify anyone who is or was an officer, director or employee of the Registrant (or who is or was an officer, director or employee of any other enterprise at the request of the Registrant), to the full extent permitted by Delaware law.

	Insofar as indemnification for liabilities arising under the Securities Act, indemnification may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing section. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

	Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:


Securities and Exchange Commission filing fee		$	1,668
Blue sky fees and expenses						12,000
Accountant's fees and expenses					25,000
Special Counsel's fees and expenses				50,000
General Counsel's fees and expenses				 7,500
Printing 								14,000
Postage								14,000
Marketing expenses							45,000
Chicago Stock Exchange listing fees 				15,000
Miscellaneous								   832
     Total						    $       185,000
(The Registrant will bear all expenses shown above.)

Item 26.  Recent Sales of Unregistered Securities.

(a) The following information is given for all securities that the Registrant sold within the past three years without registering the securities under the Securities Act.

	       Date            			 Title
	Amount

Upon sale of the Minimum
in the offering described in
this Registration Statement              Common stock, $.01 par value
	7,000,000 shares

(b) No underwriters were used in connection with any of the issuances of shares. The classes of persons to whom the Registrant issued shares were the beneficial owners in the predecessor business, Transforming Cosmetics, which was a partnership. Their names and the shares to be issued to them are: Venture Media Limited Partnership, 5,700,795 shares, Corky, Inc., 683,792 shares and World Net Communications, LLC, 615,413 shares.

(c) There were no underwriting discounts or commissions. The transactions and the types and amounts of consideration received by the Registrant were exchanges of shares of the Registrant for directly proportionate partnership interests in Transforming Cosmetics. Of the shares distributed to Venture Media Limited Partnership, as a partner in Transforming Cosmetics, 1,247,176 were distributed directly to 30 of its limited partners. There had been no change of beneficial ownership by the distributees since 1995.

(d) The Registrant claims exemption for these transactions under Section 4(2). This was a transaction between the Registrant and the persons who had owned the predecessor partnership in which the business was operated. The Registrant believes that each of these investors (and each of the limited partners to whom distribution is to be made) came within the categories of Rule 501(a) at the time of the original transaction and at the time of conversion.

Item 27.  Exhibits

	The exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.

Exhibit
Number                                    Description


	3.1	Amended and Restated Certificate of Incorporation
	3.2	Corporate By-laws
	4.1	Article II, pages 1-6, of the By-laws (Reference is made to
		Exhibit 3.2)
	4.2	Text  and description of the form of certificate of common
		stock certificate
	5	Form of opinion and consent of counsel, to be filed by
		amendment

	10.1	Employment Contract with Linda Seidel
	*10.2	Management Services Agreement

	23.1	Consent of Naden/Lean, LLC.
	23.2	Consent of counsel (reference is made to Exhibit 5)
	#24	Power of Attorney
	27	Financial Data Schedule
	99.1	Share Purchase Order Agreement
	99.2	Impound Agreement
	*99.3	Lock-In Agreement


#     As filed in Part II of this Registration Statement
*     To be filed by Amendment

Item 28.  Undertakings.

(a)	The Registrant hereby undertakes that it will:

(1)	File, during any period in which it offers or sells securities, a
	post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securi
	ties Act;
(ii)	Reflect in the prospectus any facts or events which, individually 	or
together, represent a fundamental change in the information in 	the
registration statement; and
(iii)	Include any additional or changed material information on the plan
	of distribution.

(2)	For determining liability under the Securities Act, treat each post-
effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)	Insofar as indemnification for liabilities arising under the
Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SIGNATURES

	In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the County of Baltimore, State of Maryland, on May 11, 1999.


HealthandBeautyDirect.com, Inc.

	By
	Brian M. Fraidin,
	Chief Executive Officer & Director


	Each person whose signature appears below appoints Brian M. Fraidin his or her attorney-in-fact, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this registration statement on Form SB-2 of HealthandBeautyDirect.com, Inc., and to file them, with all their exhibits and other related documents, with the Securities and Exchange Commission, ratifying and confirming all that their attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue of this appointment.

	In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature		Title				Date



			Chairman of the Board		May 11, 1999
Brian M. Fraidin		of Directors


			Principal Executive Officer	May 11, 1999
Brian M. Fraidin		and Director


			Principal Financial Officer 	May 11, 1999
Brian M. Fraidin


			Principal Accounting Officer 	May 11, 1999
Vipul Munjal


			Director				May 11, 1999
Linda Seidel


			Director				May 11, 1999
Steve Zwagil


			Director				May 11, 1999
Steve Blaustein


As filed with the Securities and Exchange Commission on May 14, 1999

CIK  No. 0001086500
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HealthandBeautyDirect.com, Inc.
(Name of small business issuer in its charter)

Delaware
(State or jurisdiction
of incorporation or organization)

5961
(Primary Standard Industrial
Classification Code Number)

I.R.S. Employer Identification No.
Applied for

2328 West Joppa Road, Suite 100
Baltimore, MD 21093
(410) 560-9000
(Address and telephone number of principal executive offices and principal place of business)

Brian M. Fraidin, Chief Executive Officer
Health and Beauty Direct, Inc.
2328 West Joppa Road, Suite 100
Baltimore, MD 21093
(410) 560-9000 x160
(Name, address and telephone of agent for service)

Copies to:
Drew Field			D. Scott Freed
534 Pacific Avenue		Whiteford, Taylor & Preston, LLP
San Francisco, CA  94133	7 Saint Paul Street
(415) 296-9795	   	Baltimore, Maryland  21202-1626
		 		(410) 347-8700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration
Statement.

The securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE
Title of each				   Proposed maximum	Proposed maximum
class of securities	  Amount to be  offering price   aggregate offering
to be registered      registered	   per share		price
Common stock,
$.01 par value	  500,000		$12.00		$6,000,000





Amount of
registration fee

$1,668

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


HealthandBeautyDirect.com, Inc.       Registration Statement, Form SB-2


EXPLANATORY NOTE

	The offering for which this registration statement is filed is for a minimum of [ ] shares and a maximum of 500,000 shares, all at a maximum price of $12.00 per share.

	The business described has been conducted since April 1994 and is in the form of a partnership. The business will be incorporated upon sale of the minimum [ ] shares. All of the assets, liabilities and ownership will be transferred to the corporation upon its formation and shares will be issued in the proportion of ownership by the partners. Shares will then be issued as purchased in this offering.

All proceeds of the offering will be placed in a bank impound account until the minimum shall have been sold. Should the offering not result in sale of at least the minimum number of shares, all of the proceeds will be returned to purchasers, with interest. The business would not then become incorporated.

HealthandBeautyDirect.com, Inc.
Cross-reference Sheet Showing Location in Prospectus of:

PART I -- INFORMATION REQUIRED IN PROSPECTUS

	Form SB-2 Item Number and Caption		Caption in Prospectus

1.	Front of Registration Statement and
	  Outside Front Cover of Prospectus	Outside Front Cover Page
							ofProspectus
2.	Inside Front and Outside Back Cover
	Pages of Prospectus				Inside Front Cover Page of
							Prospectus
3.	Summary Information and Risk Factors	Prospectus Summary; Risk
							Factors
4.	Use of Proceeds				How We Intend to Use the Proceeds
							of this Offering
5.	Determination of Offering Price		Plan of Distribution --
	Determination of Offering 			Price
6.	Dilution					Dilution
7.	Selling Security Holders			Not applicable
8.	Plan of Distribution			Plan of Distribution
9.	Legal Proceedings				Business -- Legal Proceedings
10.	Directors, Executive Officers,
	Promoters and Control Persons		Management
11.	Security Ownership of Certain
	BeneficialOwners and Management		Principal Shareholders
12.	Description of Securities			Description of Capital Stock
13.	Interest of Named Experts and Counsel	Not applicable
14. 	Disclosure of Commission Position
    	on Management -- Limitation and
    	Indemnification for Securities Act	Indemnification of
							Liability of Officers and Directors

15.	Organization Within Last Five Years	Business - Organization of
							the Company
16.	Description of Business			Prospectus Summary; Risk Factors;
							Business; Certain Transactions
17.	Management's Discussion and Analysis
   	or Plan of Operation			Management's Discussion and
							Analysis of Financial Condition
							and Results of Operations
18.	Description of Property			Business - Facilities

19.	Certain Relationships and Related
	Transactions					Certain Transactions
20.	Market for Common Equity and Related
	Shareholder Matters 			Risk Factors; Shares Eligible
		  					for Future Sale
21.	Executive Compensation			Management: Executive Compensation
22.	Financial Statements			Index to Financial Statements
23.	Changes In and Disagreements With
	Accountants on Accounting and

24.	Financial Disclosure			Not applicable